Exhibit 99.1

EXECUTION VERSION

PARTNERSHIP INTEREST

PURCHASE AND SALE AGREEMENT

between

[CONFIDENTIAL INFORMATION REDACTED]

as Vendor

- and -

PROP ENERGY 45 LIMITED PARTNERSHIP

as Purchaser

November 2, 2021

TABLE OF CONTENTS

(continued)

SCHEDULES

Schedule A – Form of Vendor’s Officer Certificate;

Schedule B – Form of Purchaser’s Officer Certificate; and

Schedule C – Form of Canadian Accredited Investor Certificate.

PARTNERSHIP INTEREST PURCHASE AND SALE AGREEMENT

THIS AGREEMENT is made as of the 2nd day of November, 2021.

BETWEEN:

[CONFIDENTIAL INFORMATION REDACTED], a corporation existing under the laws of the Province of New Brunswick (“Vendor”)

- and -

PROP ENERGY 45 LIMITED PARTNERSHIP, a limited partnership existing under the laws of the Province of Alberta (“Purchaser”)

WHEREAS:

A.	Vendor owns Vendor’s Partnership Units.

B.	Purchaser desires to purchase and Vendor desires to sell Vendor’s Partnership Units, upon the terms and subject to the conditions set forth in this Agreement.

C.

PW Crane and PW Harrier have waived their Right of First Refusal and Tag Along Rights and provided their Consent (as such terms are defined herein) and waived their rights under the Partnership Agreement to receive notice and certain materials in connection with the transactions contemplated in this Agreement.

NOW THEREFORE, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

As used in this Agreement, unless the context otherwise requires:

“2021 Financial Statements” has the meaning ascribed thereto in Section 3.3(a)(i).

“Abandonment and Reclamation Obligations” means all past, present and future obligations of the Partnership, and Vendor under the Title and Operating Documents or pursuant to Applicable Law, and arising from or relating to:

(i)	abandoning, closing, decommissioning, dismantling and removing any Wells or any Tangibles, including associated foundations and structures; and

(ii)

restoring, remediating and reclaiming the surface or subsurface of the Lands to the extent the Lands are or, at the relevant time, have been used in respect of rights to explore for, drill for, extract, produce or dispose of Petroleum Substances, and any Lands in or on which any Wells or any Tangibles are or were located or that are or were used to gain access thereto;

all in compliance with good oil and gas industry practices and in compliance with Applicable Law, including such obligations relating to such Wells, pipelines and facilities that were abandoned, removed or decommissioned prior to the Adjustment Date.

“Acquisition Financers” means SAF Opportunities LP and its Affiliates and/or nominees as well as such other Persons (other than Vendor) that have committed to provide or arrange, or have otherwise entered into a term sheet, letter of intent or agreement in connection with, all or any part of the Purchaser Financing.

“Adjustment Date” means July 1, 2021.

“Administration and Operating Services Agreement” means the Administration and Operating Services Agreement dated as of June 1, 2010 between Parent and the Partnership.

“Affiliate” means, with respect to any Person, any other Person or group of Persons acting in concert, directly or indirectly, that Controls, is Controlled by, or is under common Control with the first mentioned Person, and “Control” means the possession, directly or indirectly, by such Person or group of Persons acting in concert, of the power to direct or cause the direction of the management or policies of the first mentioned Person, whether through the ownership of voting securities, by Contract or otherwise, provided that:

(i)

in the case of Vendor, (A) “Affiliates” of Vendor shall only mean the ultimate parent entity of Vendor as set out in the Partnership Agreement (“Vendor’s Parent”) and the other Subsidiaries of Vendor’s Parent, and (B) “Affiliates” of a Subsidiary of Vendor’s Parent shall only mean Vendor’s Parent and the other Subsidiaries of Vendor’s Parent;

(ii)

in the case of Vendor’s Parent, “Affiliates” of Vendor’s Parent or any of its Subsidiaries exclude [Confidential Information Redacted], a wholly-owned Subsidiary of Vendor’s Parent, and any Subsidiary of [Confidential Information Redacted]; and

(iii)

for all purposes under or in connection with this Agreement or the transactions contemplated herein, prior to Closing, the Partnership will not be an Affiliate of Vendor or Purchaser, and after Closing, the Partnership will be an Affiliate of Purchaser and not of Vendor.

“Agreement” means this Partnership Interest Purchase and Sale Agreement.

“Allocation Agreement” means an agreement to be signed by Vendor, PW Harrier and PW Crane and acknowledged by Purchaser at Closing, wherein Vendor, Purchaser, PW Harrier and PW Crane set forth their agreement with respect to the allocation of the income, loss and deductions of the Partnership for the taxation period of the Partnership ending December 31, 2021, which shall be substantially in the form exchanged between counsel to the Parties on the date hereof.

“AMI Agreement” means the area of mutual interest agreement dated June 1, 2010 between Parent and Vendor.

“AMI Assignment” has the meaning ascribed thereto in Section 7.2(e).

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, notices, blanket orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the completion of the Transaction, that apply to Purchaser or its Affiliates or their respective business, undertaking, property or securities and emanate from a Person having jurisdiction over Purchaser or its Affiliates or their respective business, undertaking, property or securities, together with the rules of the TSX that apply to Purchaser or its Affiliates.

“Applicable Law” means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, treaties, official directives and orders of all federal, provincial, territorial, municipal and local governmental bodies (whether administrative, legislative, executive or otherwise) and final, non-appealable judgments, orders and decrees of all courts, commissions or bodies exercising similar functions in actions or proceedings in which the Person in question is a party, by which it is bound or having application to the transaction or event in question and, for greater certainty, with respect to Purchaser and its Affiliates, includes Applicable Canadian Securities Laws.

“Arbitral Dispute” has the meaning ascribed thereto in Section 11.3.

“Arbitrators” has the meaning ascribed thereto in Section 11.3.

“Assessment” has the meaning ascribed thereto in Section 10.1(g).

“Authorizations” means all authorizations, permits, decisions, judgments, directions, entitlements, licenses, orders, consents, approvals, exemptions, registrations, rulings, advance rulings and certificates whether now existing or hereafter issued or obtained or required to be issued or obtained and which are or may be given or issued by any Government Authority pursuant to Applicable Law.

“Books and Records” means the books and records that relate directly to any of the Partnership, Partnership Units or the Partnership Assets, including:

(i)

financial, operations and sales books, records, books of account, customer lists, supplier lists, sales and purchase records, production records, business plans and projections, operating manuals, supply records, inventory records and correspondence files;

(ii)

plans and specifications relating to facilities, buildings, structures, erections, improvements, appurtenances and fixtures situated on or forming part of the Partnership Assets, as the case may be, including all electrical, mechanical and structural drawings related thereto;

(iii)

all production records and data, environmental and well information, drilling plans, reclamation plans, equipment maintenance logs and records, surveys and fitness and service warranties relating to the Partnership Assets, as the case may be; and

(iv)

all other documents, surveys, plans, files, records, assessments, correspondence and other data and information, financial or otherwise, including all data and information stored on computer-related or other electronic media, but excluding throughout all Proprietary Information.

“Business Day” means a day other than (i) a Saturday, (ii) a Sunday, or (iii) a statutory holiday in Calgary, Alberta, or [Confidential Information Redacted].

“Cash Amount” means a minimum of $27,500,000, as such amount may be adjusted in accordance with Section 3.5(b), which amount shall not exceed the Purchase Price.

“Claimant” has the meaning ascribed thereto in Section 11.3(a).

“Claims” means any and all claims, actions, causes of action, accounts, liens, demands, lawsuits, suits, judgments, awards, decrees, determinations, adjudications, writs, orders, pronouncements, audits, proceedings, arbitrations, mediations, hearings, of every kind, nature or description; and whether based on contract, tort, statute or other legal or equitable theory of recovery and includes any investigations or actions relating to any of the foregoing by or before any Government Authority.

“Closing” means the completion of the Transaction, as contemplated by this Agreement.

“Closing Date” means:

(i)	the later of:

(A)	November 12, 2021; and

(B)	the 5th Business Day following the Condition Precedent Date; or

(ii)	such other Business Day as the Parties may agree in writing.

“Closing Statement” has the meaning ascribed thereto in Section 3.2.

“Condition Precedent Date” means the day on which all of the conditions precedent set forth in Article 5 have been satisfied or duly waived by the Party or Parties entitled to waive the same (other than such conditions precedent which are to be satisfied on the Closing Date) and notice of satisfaction or waiver has been given by the applicable Party or Parties to the other Party.

“Confidential Information” means, except as expressly provided otherwise in this Agreement, all information (in any form in which it is provided, which may be in writing, orally, electronically, visually or by any other means and whether or not it is identified as “confidential”) disclosed by a Party or its Representatives relating to such Party and its Representatives or their respective business, affairs, financial position, assets, operations, prospects, activities, Partnership Units, the Partnership, the Partnership Business and the Partnership Assets, together with all reports, analysis, evaluations, compilations, notes, studies or other documents prepared by the reviewing Party or its Representatives containing or based upon, in whole or in part, such Confidential Information or reflecting the review of, or interest in the Transaction, and includes all such information, if any, previously made available on or prior to the date of this Agreement.

“Consent” means the consent of PW Harrier and PW Crane, under and pursuant to the Partnership Agreement or the Partnership Documents, to the extent PW Harrier and PW Crane hold a right or rights of consent which is or will become active as a consequence of Vendor having agreed to sell Vendor’s Partnership Units to Purchaser in accordance with the terms of this Agreement including, if applicable, such rights set forth in section 17.1(a)(ii) of the Partnership Agreement.

“Consequential Loss” means any Losses howsoever arising or occurring that are in the nature of consequential, special, indirect, punitive or exemplary damages, compensation for business interruption, loss of profit, including business loss and economic loss, loss of revenue, loss of value, loss of opportunity, opportunity costs, and similar types of Losses and damages, but does not include any amounts paid or payable by a Party or its Affiliate to a Third Party in respect of Losses, of any type or nature, suffered by such Third Party.

“Contract” means any agreement, indenture, contract, lease, deed of trust, licence, option instrument or other commitment or undertaking, whether written or oral.

“Environment” means the components of the earth and includes ambient air, land, surface and sub-surface strata, groundwater, surface water, all layers of the atmosphere, all organic and inorganic matter and living organisms and the interacting natural systems that include such components.

“Environmental Claim” means any actual or potential Claim made, asserted or threatened by a Person alleging: (i) a breach of Environmental Law pertaining to the Partnership Business, the Partnership Assets or Operations; or (ii) any other Environmental Liability.

“Environmental Law” means all Applicable Law relating to Environmental matters, including Applicable Law relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, reuse, recycling, release into the Environment and disposal of Hazardous Substances, or occupational or public health and safety or having as a purpose or effect the protection or remediation of the Environment, the prevention of pollution and/or the provision of remedies in respect of nuisance or Claims arising from any of the foregoing.

“Environmental Liabilities” means all Liabilities for environmental damage, contamination or other environmental problems pertaining to or caused by the Partnership Business, the Partnership Assets or Operations, howsoever and by whomsoever caused; and whether caused by a breach of Applicable Law or otherwise, which occur or arise in whole or in part prior to, at or subsequent to the date of this Agreement and regardless of whether or not a reclamation certificate/final release has been issued. Without limiting the generality of the foregoing, such environmental damage, contamination or other environmental problems shall include those arising from or related to:

(i)	surface, underground, air, ground water, surface water or marine environment contamination;

(ii)	noise pollution;

(iii)	damage or alteration or deleterious impact on biological habitat;

(iv)	Abandonment and Reclamation Obligations;

(v)	the breach of Environmental Law in effect at any time;

(vi)	the restoration, cleanup or reclamation of or failure to restore, cleanup or reclaim any part of the Partnership Assets or the Lands or the lands adjacent thereto;

(vii)	the removal of or failure to remove foundations, structures or equipment;

(viii)	the release, spill, escape or emissions of substances in connection with the Partnership Assets or the Lands or operations thereon or related thereto, whether or not on the Lands;

(ix)

the manufacture, construction, processing, distribution, use, holding, collection, accumulation, generation, treatment, stabilization, storage, disposal, handling or transportation of Hazardous Substances, Petroleum Substances, oilfield wastes or produced water;

(x)	compliance with past, present and future Applicable Laws relating to the Environment or the protection thereof and Applicable Laws related to employee and public health and safety matters; and

(xi)	Losses or Liabilities suffered or incurred by Persons as a result of any of the occurrences in items (i) through (x) of this definition.

“Equity Financing” has the meaning ascribed thereto in Section 12.11(i).

“Estimated Net Cash Flow” means Purchaser’s good faith estimate of the Net Cash Flow based on the Partnership’s cash activity records and other Books and Records of the Partnership and calculated in accordance with IFRS and the historical practices of the Partnership.

“Estimated Working Capital” means Purchaser’s good faith estimate of the Working Capital, based on the Books and Records of the Partnership and calculated in accordance with IFRS and the historical practices of the Partnership.

“Final Adjustment Amount” has the meaning ascribed thereto in Section 3.3(a)(iii).

“Final Net Cash Flow” has the meaning ascribed thereto in Section 3.3(a)(ii).

“Final Statement of Adjustments” has the meaning ascribed thereto in Section 3.3(a)(iii).

“Final Working Capital” has the meaning ascribed thereto in Section 3.3(a)(iii).

“Government Authority” means any:

(i)	federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise);

(ii)

agency, authority, commission, bureau, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government;

(iii)	court, tribunal, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and

(iv)

other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including securities commissions and stock exchanges, in each case having jurisdiction over the relevant Party or its Affiliates, the Partnership, the Partnership Business, the Partnership Assets, the Operations or the Transaction.

“Group” means Vendor’s Group or Purchaser’s Group, as the context requires.

“Hazardous Substances” means hazardous or toxic substances, hazardous wastes, radioactive substances, asbestos, polychlorinated biphenyls, pollutants, contaminants, dangerous goods and hydrocarbons, including any and all substances and wastes as regulated under any Environmental Law.

“ICC Rules” has the meaning ascribed thereto in Section 11.2.

“IFRS” means the International Financial Reporting Standards issued or adopted as Canadian generally accepted accounting principles, as applied by Vendor, consistent with past practices.

“Income Tax Act” means the Income Tax Act (Canada).

“Indemnified Matter” has the meaning ascribed thereto in Section 9.8(a).

“Indemnity Cap” means $43,500,000.

“Indemnity Claimant” has the meaning ascribed thereto in Section 9.8.

“Indemnity Respondent” has the meaning ascribed thereto in Section 9.8.

“Indemnity Threshold” means $2,000,000.

“Interest Rate” means the floating rate of interest per annum established from time to time by the head office of the Royal Bank of Canada, as the reference rate of interest the Royal Bank of Canada will use to determine rates of interest payable by its borrowers on Canadian dollar commercial loans made by the bank to such borrowers in Canada and designated by the Royal Bank of Canada as its “prime rate”.

“Interim Period” means the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or Closing.

“Investment Canada Act” means the Investment Canada Act (Canada).

“Knowledge” of Purchaser or Vendor, means only the actual knowledge of the current officers and senior managers of such Person, whose normal responsibilities relate to the matter in question in the normal course of their normal duties, after reasonable inquiry, and in each case without any personal liability whatsoever. In no event shall Knowledge include the knowledge of any other Person or constructive or imputed knowledge.

“Lands” means, collectively, the lands, formations and associated Petroleum Substances owned by the Partnership as of the Closing Date.

“Leases” means, collectively, the fee simple interests, leases, subleases, options to lease, reservations, permits, licenses or other documents of title by virtue of which the holder thereof is entitled to or may become entitled to, drill for, explore for, mine, win, take, own or remove Petroleum Substances within, upon or under any part of the Lands and includes, if applicable, all renewals and extensions of such instruments and documents and all documents issued in substitution therefor, but only to the extent such documents of title relate to the Lands.

“Liabilities” means any and all liabilities and obligations, whether under common law, in equity, under Applicable Law or otherwise, whether tortious, contractual, vicarious, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise.

“Lien” means any lien, mortgage, security interest, pledge, deposit, restriction, burden, encumbrance, right of conversion or reduction of interest, rights of a Third Party under any title retention or conditional sale agreement, or lease or other arrangement substantially equivalent thereto, including a Partner’s Lien (as defined in the Partnership Agreement), but does not include any production payment obligation.

“Lien Discharge” means, with respect to a Lien (which is not a Permitted Lien) affecting all or any portion of Vendor’s Partnership Units or Vendor’s interest in the Partnership Assets, one or more registrable discharges executed by the holder of such Lien which result in a discharge of such Lien; provided that, to the extent of any Lien affecting all or any portion of Vendor’s Partnership Units or Vendor’s interest in the Partnership Assets that is not specifically registered against or in respect of any such Vendor’s Partnership Units or Partnership Assets, a letter of no interest executed by the holder of such Lien wherein the holder acknowledges it has no interest in any Vendor’s Partnership Units or Partnership Assets shall be deemed to be a Lien Discharge.

“Limitations Act” means the Limitations Act (Alberta).

“Losses” means, in respect of a Person and in relation to a matter, any and all losses, costs and damages (including all penalties and fines) which such Person suffers, sustains, pays or incurs in connection with such matter and includes Taxes, reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from the matter, regardless of whether such Claims are sustained.

“Material Adverse Change” means any effect, change, event or occurrence that is material and adverse to the value of the Partnership Units, taken as a whole, other than any effect, change, event or occurrence relating to:

(i)	the oil and gas industry in Alberta, Canada or internationally;

(ii)	general economic, financial, currency exchange, business conditions, securities, capital or commodity market conditions in Alberta, Canada or elsewhere;

(iii)	accounting rules or principles (or any interpretations thereof), including changes in IFRS;

(iv)

any ordinary course declines in the production of Petroleum Substances or ordinary course changes in the quantity, quality or rate of production of Petroleum Substances from the Lands or lands pooled or unitized therewith;

(v)	Applicable Laws, including Environmental Laws, laws related to Taxes, and laws governing royalty rates and carbon policies;

(vi)

any change in general legal, regulatory or political conditions, including any commencement, continuation or escalation of war, material armed hostilities or terrorist activities or other material international, national or local calamity or act of terrorism directly or indirectly involving or affecting Government Authorities or governments;

(vii)	any actions to be taken, consented to or not taken pursuant to or in accordance with this Agreement; or

(viii)	commodity or supply prices,

provided that, in respect of a change to any matter referred to in paragraphs (i) through (iii) and (v) and (vi) of this definition of Material Adverse Change, such change does not primarily relate to (or have the effect of primarily relating to) the Partnership Assets, or disproportionately affect the Partnership Assets as compared to other similar assets.

“Miscellaneous Interests” means the entire interest of the Partnership in and to all property, assets and rights, whether contingent or absolute, legal or beneficial, present or future, vested or not vested, other than the Petroleum Rights and the Tangibles, that pertain to the Petroleum Rights or the Tangibles and to which the Partnership is entitled, including the entire interest of the Partnership in:

(i)	the Surface Rights;

(ii)	the Permits and Authorizations;

(iii)	the production, engineering and other information relating directly to Petroleum Rights, the Lands or Tangibles which the Partnership either has in its custody or to which the Partnership has access;

(iv)	all Wells, including all associated core samples, wellbores and casing;

(v)	the Seismic License Agreement; and

(vi)

all Contracts, documents, Books and Records of the Partnership (including all relevant Title and Operating Documents and any production and processing Contracts) relating to the Petroleum Rights, the Tangibles and any and all rights in relation thereto.

“Mutual Release” means an unconditional and irrevocable mutual release to be executed by Vendor, PW Harrier, PW Crane and the Partnership at Closing, in the form exchanged between counsel to the Parties on the date hereof.

“Net Cash Flow” means Vendor’s 45% interest in the cash flow between the Partnership and the Partners related to the Partnership Business from the Adjustment Date to the Closing Date based on the Partnership’s cash activity records and other Books and Records of the Partnership and calculated in accordance with IFRS and the historical practices of the Partnership.

“Net Proceeds” has the meaning ascribed thereto in Section 3.5(b).

“Offering Price” means the lowest price at which Parent Shares or subscription receipts of Parent, entitling the holder thereof to a Parent Share without payment of additional consideration therefor, as applicable, are offered for sale under the Equity Financing.

“Operations” means any and all operations on or in respect of the Lands or lands pooled or unitized therewith or relating to Petroleum Substances produced therefrom or in respect of the Tangibles, including exploration, drilling, completion, equipping, construction, maintenance and operation, abandonment and reclamation and other field activities and operations conducted in respect of the Partnership Business, the Partnership Assets or otherwise for the benefit of the Partnership.

“Operator” means the operator of the Partnership Assets on behalf of the Partnership, under and pursuant to the Administration and Operating Services Agreement.

“Outside Date” means:

(i)	5:00 p.m. (Calgary time) on December 31, 2021; or

(ii)	such later date as may be agreed between the Parties in writing, each acting in their sole discretion.

“Parent” means Obsidian Energy Ltd.

“Parent Shares” means common shares in the capital of Parent, as constituted on the date hereof.

“Parties” means Purchaser and Vendor, and “Party” means any one of Purchaser or Vendor.

“Partner” means a partner in the Partnership.

“Partnership” means Peace River Oil Partnership, a general partnership formed under the Partnership Act (Alberta) pursuant to the Partnership Agreement.

“Partnership Agreement” means the Amended and Restated Partnership Agreement for the Peace River Oil Partnership dated June 1, 2010 among PW Harrier, PW Crane and Vendor and as subsequently validly amended.

“Partnership Documents” has the meaning given to the term “Transaction Agreements” in the Partnership Agreement.

“Partnership Agreement Assignment” has the meaning ascribed thereto in Section 7.2(f).

“Partnership Assets” means the Partnership’s entire interest in and to all of the tangible and intangible property (whether real, personal, or mixed), rights, benefits, privileges and other assets owned or leased by the Partnership, including the Petroleum Rights, the Tangibles and the Miscellaneous Interests.

“Partnership Business” means the “Partnership Business”, as defined in the Partnership Agreement, as carried on by the Partnership as of the date hereof.

“Partnership Units” means units of the Partnership that entitle the holder thereof to all the rights, benefits and obligations of a Partner under the Partnership Agreement and includes a corresponding interest in the Partnership.

“Permits and Authorizations” means all Authorizations in respect of accessing, constructing, owning, operating and maintaining the Petroleum Rights and the Tangibles, and conducting the Operations.

“Permitted Liens” means:

(i)

Liens for Taxes, assessments or other governmental charges or levies if the same shall not at the particular time in question be due or delinquent or that are being contested in good faith by appropriate proceedings;

(ii)

Liens of carriers, warehousemen, mechanics, laborers, materialmen, landlords, vendors, workmen and operators arising by operation of law in the ordinary course of business or by a written Contract existing as of the date hereof for sums not yet due or delinquent or that are being contested in good faith by appropriate proceedings;

(iii)

Liens, easements, rights-of-way, restrictions, servitudes, permits, conditions, covenants, exceptions, reservations and other similar encumbrances incurred in the ordinary course of business, and which do not materially impair the value of the Partnership Assets or interfere with the ordinary conduct of the Partnership Business or rights to any of the Partnership Assets;

(iv)	undetermined or inchoate liens (including processors’, operators’, mechanics, builders’, materialmen’s and similar liens);

(v)	Liens incurred or created as security in favour of the Operator or a Person conducting operations of any of the Partnership Assets;

(vi)	the terms and conditions of the Title and Operating Documents;

(vii)	Liens, Claims or defects described in a Schedule;

(viii)

ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of Petroleum Rights or the production of Petroleum Substances in respect of such Petroleum Rights;

(ix)

the rights reserved to or vested in any grantor or Government Authority by the terms of the Leases or by any Applicable Law, including any rights to terminate the Leases or require annual or other periodic payments as a condition of the continuance thereof;

(x)	rights reserved to or vested in any Government Authority to levy Taxes on minerals or the income therefrom or to limit, control or regulate any of the Partnership Assets in any manner;

(xi)	statutory exceptions to title and the reservations, limitations, provisos and conditions in any original grants from the Crown of any mines and minerals;

(xii)

penalties and provisions for forfeiture which have arisen under operating procedures or similar agreements as a consequence of elections by a Vendor or the Partnership not to participate in operations;

(xiii)	Liens granted in the ordinary course of business to a public utility, municipality or Government Authority with respect to the Partnership Assets or operations pertaining thereto;

(xiv)	terms and conditions of the Partnership Documents; and

(xv)

pre-emptive or preferential rights of purchase, rights of first refusal or other restrictions on transfer arising under any agreements applicable to the Partnership or the Partnership Assets that are not triggered by this Agreement or the Transaction.

“Person” means any natural person, corporation, company, limited or general partnership, joint stock company, joint venture, association, limited liability company, trust, bank, trust company, land trust, business trust or other entity or organization, whether or not a Government Authority.

“Petroleum Rights” means all right, title, interest and estate of the Partnership, whether absolute or contingent, legal or beneficial, present or future, vested or not, and whether or not an “interest in land”, in or to any of the following, by whatever name the same are known:

(i)	rights to explore for, drill for, extract, win, produce, take, save or market Petroleum Substances from the Lands or lands pooled or unitized therewith;

(ii)	rights to a share of the production of Petroleum Substances from the Lands or lands pooled or unitized therewith;

(iii)

rights to a share of the proceeds of, or to receive payment calculated by reference to, the quantity or value of the production of Petroleum Substances from the Lands or lands pooled or unitized therewith;

(iv)	royalty interests, net profit interests and similar interests in Petroleum Substances or the proceeds of the sale of Petroleum Substances or to payments calculated by reference thereto; and

(v)	rights to acquire any of the rights described in items (i), (ii), (iii) and (iv) of this definition,

including all interests and rights in or in respect of the Lands known as working interests, leasehold interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests or economic interests and including fractional or undivided interests in any of the foregoing.

“Petroleum Substances” means crude bitumen, petroleum, natural gas and all related hydrocarbons and all other substances produced in association with crude bitumen, petroleum, natural gas and related hydrocarbons.

“Place of Closing” means the offices of Osler, Hoskin & Harcourt LLP located at Suite 2700, Brookfield Place, 225 – 6th Avenue S.W., Calgary, Alberta, or such other place as may be agreed to by the Parties in writing.

“Proprietary Information” means, in respect of a Party, all information in respect of or in connection with:

(i)	assessments or valuations of the Partnership, such Party’s Partnership Units or the Partnership Assets prepared by or on behalf of such Party or its Affiliates;

(ii)

any advice received by such Party from such Party’s solicitors, financial advisors and any other consultant or advisor of such Party with respect to the purchase and sale of Vendor’s Partnership Units; and

(iii)	the process and proceedings with respect to any such proposed purchase and sale transaction as it relates to such Party.

“Public Document” has the meaning ascribed thereto in Section 12.11(f).

“Purchase Price” means $43,500,000, as such amount may be adjusted in accordance with Article 3.

“Purchaser Financing” means the debt financing, on such terms and conditions as are acceptable to Purchaser, acting reasonably, with respect to $16,000,000 of the Cash Amount that is payable by Purchaser at Closing.

“Purchaser’s Group” means Purchaser and its Related Parties.

“Purchaser Lender Approval” means consent from Parent’s bank credit facility lenders and senior noteholders for the Transaction.

“PW Crane” means Penn West Sandhill Crane Ltd.

“PW Harrier” means Penn West Northern Harrier Partnership.

“Related Documents” means the AMI Assignment, the Partnership Agreement Assignment, and the Mutual Release.

“Related Parties” means, in reference to a Person, its Affiliates, successors and assigns of such Person and their Affiliates, and its and their respective directors, officers and employees.

“Representative” means, in respect of a Person, any Affiliate of that Person and any director, officer, employee, agent, advisor (including legal, accounting and financial advisors) or other representative of such Person and its Affiliates.

“Request” has the meaning ascribed thereto in Section 11.3(a).

“Respondent” has the meaning ascribed thereto in Section 11.3(b).

“Response” has the meaning ascribed thereto in Section 11.3(b).

“Right of First Refusal” means the right of first refusal held by PW Crane and PW Harrier under and pursuant to section 17.5 of the Partnership Agreement, to the extent such right is or will become active as a consequence of Vendor having agreed to sell Vendor’s Partnership Units to Purchaser in accordance with the terms of this Agreement.

“Seismic License Agreement” means the Seismic Data License Agreement dated June 1, 2010 between Parent and the Partnership.

“Share Consideration” means, such number of Parent Shares that is calculated according to the following formula:

(A-B-C)/D

where A equals the Purchase Price; B equals the Cash Amount (as adjusted in accordance with Section 3.5(b)); C equals the amount of cash payable pursuant to Section 2.2(d); and D equals the Offering Price.

“Statutory Hold” means the conditions in Section 2.5 “Restricted Period” of National Instrument 45-102 – Resale of Securities.

“Subsidiary” means, in respect of any Person, another Person that is Controlled by such first-mentioned Person.

“Surface Rights” means the entire interest of the Partnership (whether such rights are in the nature of fee simple interests, leasehold interests, or pursuant to orders, licenses, leases, subleases, easements, rights-of-way or otherwise) to enter upon, use and occupy the Lands and lands pooled or unitized therewith and any other lands upon which Tangibles or Wells are located.

“Survival Period” means in respect of:

(i)

Tax Matters. The representations and warranties in Sections 8.1(i) and 8.3(i) and the Parties’ respective indemnities relating to the breach thereof, a period commencing on the date hereof and expiring 90 days after the expiry of the period of time during which an assessment, reassessment or other formal Claim for, or in respect of, the applicable Taxes may be made by a Taxation Authority;

(ii)

Other. All representations and warranties in Sections 8.1, and 8.3 (other than the representations and warranties in Sections 8.1(i) and 8.3(i)), and all covenants and agreements contained in this Agreement to be performed at or before Closing, a period commencing on the date hereof and expiring 12 months following the Closing Date; and

(iii)

Misrepresentation. Notwithstanding the foregoing, any breach, misrepresentation, or other matter that constitutes fraud or a deliberate intention to mislead, the greater of the maximum period permitted pursuant to the Limitations Act and 4 years after the Closing Date.

“Tag Along Right” means the tag along right held by PW Harrier and PW Crane under and pursuant to section 17.5 of the Partnership Agreement, to the extent such right is or will become active as a consequence of Vendor having agreed to sell Vendor’s Partnership Units to Purchaser in accordance with the terms of this Agreement.

“Tangibles” means the entire interest of the Partnership, whether contingent or absolute, legal or beneficial, present or future, vested or not vested, in and to all facilities and tangible depreciable property and capital assets that are located on or in the proximity of the Lands and used in the exploration, development, operation, production and transportation for or in connection with the Petroleum Rights, including all extraction machinery and equipment, production equipment, associated pipelines, pipeline connections, meters, generators, motors, drums, compressors, treaters, separators, dehydrators, scrubbers, pumps, tanks and boilers.

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Applicable Law in respect of Taxes.

“Taxation Authority” means Canada Revenue Agency or any Government Authority that is entitled to impose Taxes or to administer any Tax legislation.

“Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies and other similar charges of any kind whatsoever imposed by any Government Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Government Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions.

“Third Party” means any Person other than a Party or an Affiliate of a Party.

“Title and Operating Documents” means:

(i)

the Leases and all other documents, instruments, certificates of title, declarations of trust, easements, leases, subleases, licenses, permits and other Contracts from which the Partnership derives its interests in and to, or otherwise governing the ownership of, the Partnership Assets, including trust declarations and other documents and instruments that evidence the Partnership’s interests in the Partnership Assets and trust declarations pursuant to which any interests in the Lands or lands pooled or unitized therewith are held in trust for other Persons; and

(ii)	all Contracts pertaining to the construction, ownership, use or operation of the Partnership Assets or relating to Permitted Liens, including:

(A)	all Permits and Authorizations;

(B)	operating agreements, unit agreements, pooling agreements, trust declarations, participation agreements, farmin agreements, farmout agreements and royalty agreements;

(C)	agreements that create or relate to Surface Rights;

(D)	all Contracts for the processing, compression, treatment, gathering, storage, transportation or sale of Petroleum Substances produced from the Lands or lands pooled or unitized therewith;

(E)	Contracts for the construction, ownership and/or operation of Tangibles; and

(F)	Contracts relating to the provision or generation of energy required for the operation of the Partnership Assets.

“Transaction” means the purchase and sale of Vendor’s Partnership Units as contemplated in the Transaction Documents.

“Transaction Documents” means this Agreement and the Related Documents.

“Tribunal” has the meaning ascribed thereto in Section 11.3.

“Tribunal Chair” has the meaning ascribed thereto in Section 11.3.

“TSX” means the Toronto Stock Exchange.

“Vendor’s Group” means Vendor and its Related Parties.

“Vendor’s Partnership Units” means the 45,000 Partnership Units held by Vendor in the Partnership.

“Vendor Transaction Costs” means, without duplication, all costs and expenses incurred by Vendor in connection with the transactions contemplated by this Agreement, including legal, accounting, audit, tax, engineering, financial advisory, printing fees and all other administrative or professional fees, costs and expenses of Third Parties incurred by Vendor.

“Wells” means all wells, including producing, shut-in, suspended, abandoned (including abandoned wells that have been reclamation certified or are reclamation exempt), injection and disposal wells, located on the Lands or any lands with which the Lands have been pooled or unitized.

“Working Capital” means, without duplication, 45% of the aggregate of the Partnership’s current assets (including cash, cash equivalents, prepaid expenses and accounts receivables), less 45% of the aggregate of the Partnership’s current liabilities (including accounts payable and accrued liabilities), each in relation to the Partnership Business prior to the Adjustment Date and determined as at the Adjustment Date, all of which shall be determined in accordance with IFRS and the historical practices of the Partnership.

1.2	Extended Meanings

In this Agreement, unless the context requires otherwise:

(a)	words importing the singular number include the plural and vice versa;

(b)	words importing the masculine gender include the feminine and neuter genders;

(c)	if a word is defined in this Agreement, a derivative of that word shall have a corresponding meaning;

(d)	the terms “herein”, “hereby”, “hereof”, “hereunder”, “hereto” and similar expressions mean or refer to this Agreement and not to any particular provision of this Agreement;

(e)	the use of the word “include” or “including” shall be deemed to mean “include, without limitation”, or “including, without limitation”, as applicable;

(f)	references to any Person (including any Government Authority) include such Person’s permitted successors and assigns;

(g)	any reference to a Person in a particular capacity is and is deemed to be a reference to that Person in that capacity and not in any other capacity;

(h)

reference to any agreement, document or instrument means such agreement, document or instrument as amended, replaced, restated or modified and in effect from time to time in accordance with the terms thereof;

(i)

references to any Applicable Law means such Applicable Law as amended, modified, codified, replaced or re-enacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and references to any section or other provision of any Applicable Law means that provision of such Applicable Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or re-enactment of such section or other provision;

(j)	references to Articles, Sections or Schedules refer to Articles, Sections or Schedules of this Agreement;

(k)

headings and the table of contents are not to be considered part of this Agreement and are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents hereof;

(l)

the rule of contractual interpretation known as “contra proferentem” shall not apply to the interpretation or construction of this Agreement, such that in interpreting this Agreement, it shall be irrelevant which Party drafted any particular provision hereof;

(m)	all dollar amounts referred to in this Agreement are in Canadian dollars, unless otherwise indicated herein;

(n)	payments are to be made in Canadian dollars, in immediately available funds;

(o)	unless otherwise indicated, references to the time of day or date mean the local time or date in Calgary, Alberta;

(p)

unless otherwise specified herein, or as the context may require, computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period; and

(q)

where any payment is to be made, or any other action is to be taken or meeting held, on or as of a day that is not a Business Day, then unless otherwise provided herein, such payment is to be made, or the other action is to be taken or such meeting is to be held, as applicable, on or as of the next following Business Day, unless such next following Business Day falls in the next calendar month, in which event the payment is to be made, or the other action is to be taken, as applicable, on or as of the immediately preceding Business Day.

1.3	Interpretation If Closing Does Not Occur

If Closing does not occur, each provision of this Agreement which presumes Purchaser has acquired Vendor’s Partnership Units shall be construed as having been contingent upon Closing having occurred.

1.4	Schedules

The following schedules are attached to, form part of and are incorporated in this Agreement:

Schedule A – Form of Vendor’s Officer Certificate;

Schedule B – Form of Purchaser’s Officer Certificate; and

Schedule C – Form of Canadian Accredited Investor Certificate.

Such Schedules are incorporated herein by reference as though contained in the body hereof. Wherever any term or condition of such Schedules conflicts or is at variance with any term or condition in the body of this Agreement, such term or condition in the body of this Agreement shall prevail.

ARTICLE 2

PURCHASE AND SALE

2.1	Agreement to Purchase and Sell

Vendor hereby agrees to sell, assign and transfer to Purchaser, and Purchaser hereby agrees to purchase Vendor’s Partnership Units from Vendor all upon the terms and subject to the terms and conditions set forth in this Agreement.

2.2	Purchase Price

(a)

The aggregate consideration to be paid by Purchaser to Vendor for Vendor’s Partnership Units shall be the Purchase Price, as adjusted in accordance with Article 3, which shall be satisfied in accordance with Section 2.2(c).

(b)

Purchaser shall deliver to Vendor a notice setting out the: (i) the Cash Amount, (ii) the amount of cash payable under Section 3.1(e), as applicable, and (iii) the number of Parent Shares, if any, comprising the Share Consideration, no later than the 2nd Business Day immediately prior to the Closing Date.

(c)	At Closing:

(i)

Purchaser shall pay, or shall cause to be paid, to Vendor the Cash Amount and the amount of cash payable under Section 3.1(e), as applicable, by wire transfer in accordance with the instructions provided pursuant to Section 2.3;

(ii)	if applicable, Purchaser shall deliver, or shall cause to be delivered, the Share Consideration to Vendor;

(iii)	the Parties shall sign and deliver the Related Documents as required under Article 7 of this Agreement to give effect to the Transaction; and

(iv)	Vendor shall convey Vendor’s Partnership Units to Purchaser.

(d)	For greater certainty:

(i)	in the event that Share Consideration is not deliverable to Vendor, then the amount described at Section 3.1(e)(i) shall be paid at Closing in cash; and

(ii)

in the event that Share Consideration is deliverable to Vendor, then the amount described at Section 3.1(e)(ii) shall be paid as follows at Closing: (A) not less than $110,000 in cash, and (B) the remainder in Parent Shares.

2.3	Form of Payment and Wire Instructions

Vendor shall provide wire transfer instructions for Vendor’s designated account to Purchaser at least 2 Business Days prior to the Closing Date. Purchaser shall confirm such wire transfer instructions by telephone with an officer or employee of Vendor other than (a) the Representative of the Vendor who provided the wire transfer instructions, and (b) any other Representative of Vendor named in the wire transfer instructions. Purchaser shall make all payments required under this Agreement to Vendor by wire transfer to such account.

2.4	Share Consideration

(a)

Vendor is aware and acknowledges that the Parent Shares comprising the Share Consideration (if any), shall be subject to a Statutory Hold for a period of four months and one day from the date of issuance thereof.

(b)

Prior to the Closing Date, neither Vendor nor any of its directors, officers or employees nor any other person acting on behalf of or jointly or in concert with any of the foregoing will, directly or indirectly: (i) in any manner sell, dispose of or otherwise trade or make any proposal or offer to sell, dispose of or trade, directly or indirectly, any securities or debt of Parent or its Subsidiaries or rights or options to acquire any of the foregoing; or (ii) otherwise engage or participate in any act, practice or course of conduct relating to Parent or any of its securities that results in or contributes to an artificial price for any of Parent’s securities or otherwise influences in any manner the price of any securities of Parent.

(c)

No fractional Parent Shares shall be delivered hereunder. Where the number of Parent Shares to be issued to Vendor as Share Consideration would result in a fraction of a Parent Share being issuable to Vendor, the aggregate number of Parent Shares to be issued to Vendor shall be rounded down to the next whole number and such fraction shall be disregarded and cancelled, without any payment or compensation to Vendor and any amount otherwise payable under this Agreement which would otherwise be satisfied by the issuance of a fractional Parent Share shall be deemed satisfied in full.

(d)

Vendor shall be treated as the shareholder of record of the Parent Shares issued hereunder, as applicable, effective immediately after the close of business on the Closing Date and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including share dividends and dividends in kind) thereon and arising thereafter.

2.5	Interest Accrues on Amounts Owing

All overdue payments hereunder shall be payable with interest at the Interest Rate plus 2% per annum calculated daily and not compounded from, but excluding, the date such payment is due to, and including, the day such payment is made.

2.6	Abandonment and Reclamation Obligations

The Parties acknowledge and agree that:

(a)	the amount and the scope of any Abandonment and Reclamation Obligations associated with the Partnership Assets are not capable of being quantified at the date of this Agreement or the Closing Date;

(b)

under the Applicable Laws, the Abandonment and Reclamation Obligations associated with the Partnership Assets are inextricably linked to such Partnership Assets so that a transferee of Vendor’s Partnership Units will be liable for the Abandonment and Reclamation Obligations associated with the Partnership Assets in the absence of the specific assumption of such liabilities by the transferor;

(c)

in reaching this Agreement and in establishing the Purchase Price, the Parties have taken into account the fact that the Partnership Assets and the associated Abandonment and Reclamation Obligations are inextricably linked;

(d)

neither the existence nor the amount of any accounting reserves for site reclamation costs or similar matters associated with the Partnership Assets in the financial statements or accounting records of either Party has been of any relevance to either Party in determining any matter under this Agreement, including the Purchase Price for Vendor’s Partnership Units; and

(e)	in accordance with the preceding paragraphs:

(i)

the specific assumption by Purchaser of the Abandonment and Reclamation Obligations associated with the Partnership Assets is intended to provide greater certainty of results for the Parties and does not represent any pecuniary consideration for Vendor’s Partnership Units; and

(ii)

the Parties have not attributed a specific or agreed to value with regard to either (i) Abandonment and Reclamation Obligations, or (ii) the indemnities provided for in this Agreement, and the Parties agree that there shall not be any adjustments made to the Purchase Price in relation thereto.

ARTICLE 3

ADJUSTMENTS

3.1	Purchase Price Adjustment

On the Closing Date, the Purchase Price shall be increased or decreased, as applicable, by the aggregate net adjustments set out below:

(a)	if the Estimated Working Capital is greater than $0, the Purchase Price shall be increased by the amount that the Estimated Working Capital exceeds $0;

(b)	if the Estimated Working Capital is less than $0, the Purchase Price shall be decreased by the absolute value of the Estimated Working Capital;

(c)	if the Estimated Net Cash Flow is greater than $0, the Purchase Price shall be decreased by the amount that the Estimated Net Cash Flow exceeds $0;

(d)	if the Estimated Net Cash Flow is less than $0, the Purchase Price shall be increased by the absolute value of the Estimated Net Cash Flow; and

(e)	if Share Consideration:

(i)	is not deliverable pursuant to Section 2.2(c), the Purchase Price shall be increased by the amount of $110,000; or

(ii)	is deliverable pursuant to Section 2.2(c), the Purchase Price shall be increased by the amount of $410,000,

representing the Vendor Transaction Costs payable by Purchaser to Vendor.

3.2	Closing Statement

(a)

Purchaser shall, at its own cost and expense, prepare a good-faith estimate, based on the cash activity reports of the Partnership and other Books and Records of the Partnership, in the form exchanged between counsel to the Parties as of the date hereof, setting forth in reasonable detail (including all necessary supporting calculations) its calculation of the adjustments to be made between the Parties pursuant to and in accordance with this Article 3 the (“Closing Statement”), being:

(i)	the Estimated Working Capital; and

(ii)	the Estimated Net Cash Flow.

(b)

Purchaser shall deliver a copy of the Closing Statement, together with reasonable supporting documentation (including lease operating statements), to Vendor no later than the 3rd Business Day immediately prior to the Closing Date.

3.3	Final Statement of Adjustments.

(a)	As soon as practicable following the Closing Date, but in any event no later than 90 days following Closing, Purchaser shall engage KPMG LLP to prepare and deliver to Vendor:

(i)

audited financial statements of the Partnership as at the Closing Date and for the period from the Adjustment Date to the Closing Date (the “2021 Financial Statements”) in accordance with IFRS (excluding the IFRS 16 Leasing Standard) and the historical practices of the Partnership;

(ii)	an audited written statement setting forth the actual Net Cash Flow for the period commencing on the Adjustment Date and ending on the Closing Date (“Final Net Cash Flow”); and

(iii)

an audited written statement setting forth any adjustments to be made between the Parties (“Final Statement of Adjustments”), which shall include the actual Working Capital (“Final Working Capital”) and (A) the Final Working Capital less the Final Net Cash Flow, minus (B) the Estimated Working Capital less the Estimated Net Cash Flow (“Final Adjustment Amount”).

(b)

The Final Statement of Adjustments shall not be subject to further audit or review and shall be final and binding on the Parties. No further adjustments shall be made between the Parties after settlement of the adjustments set forth in the Final Statement of Adjustments.

(c)

Notwithstanding anything herein contained, all costs incurred by Purchaser or the Partnership in the preparation of the audited statements pursuant to Section 3.3(a) shall be deemed to have been incurred prior to the Closing Date and shall be included in the preparation of the Final Statement of Adjustments with such costs shared between the Partners of the Partnership on a pro-rata basis based on the number of Partnership Units each Partner held in the Partnership immediately prior to Closing.

3.4	Adjustment to Purchase Price and Payment of Final Adjustment

(a)	Following the delivery of the Final Statement of Adjustments, the Purchase Price shall be adjusted as follows:

(i)

if the Final Adjustment Amount is a positive amount, the Purchase Price shall be increased by such positive amount, and Purchaser shall make a cash payment to Vendor equal to the Final Adjustment Amount; and

(ii)

if the Final Adjustment Amount is a negative amount, the Purchase Price shall be decreased by such negative amount, and Vendor shall make a cash payment to Purchaser equal to the absolute value of the Final Adjustment Amount.

(b)	The cash payments set forth in Section 3.4(a) shall be paid within 10 days after the Final Statement of Adjustments is delivered by Purchaser to Vendor in accordance with Section 3.3(a).

3.5	Net Proceeds of Equity Financing

(a)	As soon as is reasonably practicable following the execution of this Agreement, Parent shall initiate the Equity Financing up to a maximum of $22,500,000 in gross proceeds.

(b)

The Parties acknowledge and agree that an amount equivalent to the net proceeds (the “Net Proceeds”) will be made available to Purchaser and shall be used by Purchaser to pay a portion of the Purchase Price. In the event the Net Proceeds exceed $11,610,000, the Cash Amount will be increased, on a dollar-for-dollar basis, by the amount of exceedance.

ARTICLE 4

INTERIM PERIOD COVENANTS

4.1	Conduct of Business of Partnership

During the Interim Period, Vendor shall:

(a)	vote Vendor’s Partnership Units and exercise its rights under the Partnership Documents (to the extent it is able) in favour of:

(i)

the operation of the Partnership Business in all material respects in accordance with Applicable Laws and generally accepted oil and gas industry practices in the usual, regular and ordinary course consistent with past practices; and

(ii)

the operation and maintenance of the Partnership Assets in all material respects, in accordance with Title and Operating Documents, the Partnership Documents, Applicable Laws and generally accepted oil and gas industry practices in the usual, regular and ordinary course consistent with past practices.

(b)	not sell or encumber Vendor’s Partnership Units;

(c)	not grant, or otherwise take or omit to take any action that could result in the imposition of a Lien (other than a Permitted Lien) or otherwise encumber any of the Partnership Assets; and

(d)	give prompt notice to Purchaser of any Material Adverse Change of which it becomes aware.

4.2	Access to Partnership Assets, Personnel and Information

During the Interim Period, Vendor:

(a)

consents to Purchaser, Purchaser’s Representatives and the Acquisition Financers reasonable access to the Partnership Assets, the Books and Records and all books and records relating to the Partnership Business and Partnership Assets, and the Contracts of the Partnership and the Operator as may be reasonably required to conduct due diligence in connection with the Purchaser Financing; and

(b)

shall provide Purchaser and Purchaser’s Representatives such other information and access as may be reasonably required to conduct due diligence on Vendor’s Partnership Units, excluding any Proprietary Information.

ARTICLE 5

CONDITIONS

5.1	Conditions to Each Party’s Obligation to Proceed with Closing

The respective obligations of each Party to proceed with Closing shall be subject to the satisfaction, at or prior to Closing, of the following conditions, which are for the benefit of both Parties and any or all of which can only be waived jointly by the Parties:

(a)

No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court or Government Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Transaction shall be in effect; provided, however, that prior to invoking this condition, each Party shall use all reasonable efforts to have any such decree, ruling, injunction or order vacated.

(b)	Purchaser Lender Approval. Purchaser shall have received the Purchaser Lender Approval in form satisfactory to Purchaser, acting reasonably.

5.2	Conditions to Obligations of Purchaser

The obligations of Purchaser to proceed with Closing are subject to the satisfaction of the following conditions, which are for the exclusive benefit of Purchaser and any or all of which Purchaser may waive in whole or in part:

(a)

Representations and Warranties. Vendor’s representations and warranties in Section 8.1 (excepting Section 8.1(m)) shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date (except that any such representations and warranties which expressly relate only to an earlier date shall have been true and correct as of such earlier date).

(b)

Performance of Covenants. Vendor shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Vendor at or prior to the Closing Date.

(c)	Share Consideration. If the Purchase Price is being satisfied by the issuance of any Parent Shares as Share Consideration:

(i)	such Parent Shares shall have been conditionally approved for listing on the TSX, subject only to customary conditions;

(ii)

Vendor shall be an “accredited investor” within the meaning of National Instrument 45-106 – Prospectus Exemptions, and Purchaser shall have received from Vendor a certificate dated as of the Closing Date in the form attached as Schedule C;

(iii)	there being no law in effect that makes the issuance or delivery of Parent Shares illegal or which otherwise prohibits or enjoins Purchaser or Parent from issuing or delivering such Parent Shares; and

(iv)	Vendor’s representations and warranties in Section 8.1(m) shall be true and correct as of the Closing Date.

(d)	Closing Documents. Vendor shall have delivered all documents Vendor is required to deliver pursuant to Sections 7.2(a) to (j).

(e)	Material Adverse Change. No Material Adverse Change shall have occurred between the dates of this Agreement and the Closing Date.

(f)

Financing. Purchaser shall have entered into definitive documentation in respect of the Purchaser Financing with the Acquisition Financers to fund $16,000,000 of the Cash Amount to Purchaser for its use in connection with the Transaction, and all conditions under such documentation have been either satisfied or waived.

5.3	Conditions to Obligations of Vendor

The obligations of Vendor to proceed with Closing are subject to the satisfaction of the following conditions, which are for the exclusive benefit of Vendor and any or all of which Vendor may waive in whole or in part:

(a)

Representations and Warranties. Purchaser’s representations and warranties set forth in Section 8.3 (excepting Section 8.3(l)) shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date (except that any such representations and warranties which expressly relate only to an earlier date shall have been true and correct as of such earlier date).

(b)

Performance of Covenants. Purchaser shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Purchaser at or prior to the Closing Date.

(c)	Share Consideration. If the Purchase Price is being satisfied by the issuance of any Parent Shares as Share Consideration:

(i)	such Parent Shares shall have been conditionally approved for listing on the TSX, subject only to customary conditions;

(ii)

upon issuance of the Parent Shares, such Parent Shares will be fully paid and non-assessable, and will be free from any Lien or encumbrance thereon created by, or under, Parent, Purchaser or any of their respective Affiliates;

(iii)	Parent shall be a reporting issuer in good standing under applicable securities laws in the jurisdiction where such distribution occurs; and

(iv)	Purchaser’s representations and warranties set forth in Section 8.3(l) shall be true and correct in all material respects as of the Closing Date.

(d)	Payment. All amounts and other consideration to be paid by Purchaser to Vendor at Closing shall have been paid to Vendor by Purchaser in accordance with this Agreement.

(e)	Closing Documents. Purchaser shall have delivered all documents Purchaser is required to deliver pursuant to Section 7.3(a) to (j).

5.4	Efforts to Satisfy Conditions

(a)

Vendor shall proceed diligently and in good faith and use all commercially reasonable efforts to satisfy and comply with the conditions precedent in Section 5.1(a) and Section 5.2 and to assist in the satisfaction and compliance with all other conditions precedent.

(b)

Purchaser shall proceed diligently and in good faith and use all commercially reasonable efforts to satisfy and comply with the conditions precedent in Section 5.1 and Section 5.3, except that Purchaser shall use reasonable efforts to satisfy the conditions in Sections 5.1(b) and 5.2(f), and to assist in the satisfaction and compliance with all other conditions precedent.

5.5	Determination of Materiality of Inaccuracies

For the purposes of the conditions to Closing set forth in Sections 5.2(a) and 5.3(a), each of Vendor’s and Purchaser’s representations and warranties in Sections 8.1 and 8.2 shall be read without regard to any reference in the text thereof to “materiality”, “material”, “materially”, “material respects”, “material adverse effect” or similar materiality qualifiers so that the conditions in Sections 5.2(a) and 5.3(a) are only subject to the materiality qualification in those Sections and not duplicative materiality qualifications.

ARTICLE 6

TERMINATION

6.1	Termination Rights

The Parties may terminate this Agreement at any time prior to the Closing:

(a)	by mutual written consent of Purchaser and Vendor;

(b)	by either Vendor or Purchaser, if:

(i)

the Closing has not occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(b)(i) shall not be available to any Party whose breach of any representation or warranty or failure to perform any covenant or obligation under this Agreement has been the cause of or resulted in the failure of Closing to occur on or before such date;

(ii)

any Government Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting Closing and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(b)(ii) shall not be available to any Party until such Party has used all reasonable efforts to remove such injunction, order or decree; or

(c)

by Purchaser, if Vendor has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement and such breach or failure has not been, or cannot be, cured within a reasonable time after notice and demand for cure thereof but not later than the time Closing is scheduled to occur;

(d)

by Vendor, if Purchaser has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement, and such breach or failure has not been, or cannot be, cured within a reasonable time after notice and a demand for cure thereof but not later than the time Closing is scheduled to occur; or

(e)

if a condition in Section 5.1, 5.2 or 5.3 has not been satisfied within the time provided therefor and such condition has not been waived in writing by the Party or Parties for whose benefit such condition has been included herein, such Party (or either such Party) may terminate this Agreement by notice to the other Party before the completion of Closing, provided that a Party shall not be permitted to exercise or purport to exercise any right of termination pursuant to this Section 6.1(e) if the event or circumstances giving rise to such right is due to the breach of any representation or warranty or failure to perform any covenant or obligation under this Agreement by such Party.

6.2	Effect of Termination

If either Vendor or Purchaser terminates this Agreement pursuant to the provisions of Section 6.1, this Agreement shall forthwith become void, and there shall be no further obligation on the part of any Party or its respective Representatives hereunder except as follows:

(a)	a Party shall remain liable for its defaults prior to the termination; and

(b)	Section 12.12 shall remain in effect and be binding and enforceable in accordance with their terms.

ARTICLE 7

CLOSING

7.1	Closing

Closing shall take place at 10:00 a.m. on the Closing Date at the Place of Closing.

7.2	Deliveries of Vendor at Closing

At Closing, Vendor shall deliver or cause to be delivered, to and in favour of Purchaser the following:

(a)	Partnership Unit certificates evidencing Vendor’s Partnership Units held by Vendor duly endorsed for transfer to Purchaser;

(b)

a certified copy of a resolution of the directors of Vendor which resolution authorizes the execution and delivery of this Agreement and the completion of the sale of Vendor’s Partnership Units and the Transaction;

(c)

a certified copy of a resolution of the shareholders of Vendor which resolution authorizes the execution and delivery of this Agreement and the completion of the sale of Vendor’s Partnership Units and the Transaction;

(d)	a certificate substantially in the form of Schedule A signed by a senior officer of Vendor;

(e)	an assignment and novation agreement in respect of Vendor’s interest in the AMI Agreement (the “AMI Assignment”), signed by Vendor;

(f)	an assignment and novation agreement in respect of Vendor’s interest in the Partnership Agreement (the “Partnership Agreement Assignment”), signed by Vendor;

(g)	the Allocation Agreement, signed by Vendor;

(h)

all documents, assignments and transfers as may be required to be delivered by Vendor pursuant to the Partnership Agreement or a Partnership Document in conjunction with, or to give effect to, the completion of the Transaction;

(i)	a receipt for the cash payment payable under Section 2.2(c)(i);

(j)	the Mutual Release, signed by Vendor;

(k)	if applicable, a Canadian accredited investor certificate in the form attached as Schedule C; and

(l)	any and all other items which may be specifically required hereunder or as may be reasonably requested by Purchaser pursuant to this Agreement.

7.3	Deliveries of Purchaser at Closing

At Closing, Purchaser shall deliver or cause to be delivered to and in favour of Vendor the following:

(a)	a cash payment equal to the Cash Amount plus the cash amount payable pursuant to Section 2.2(d), to the account designated pursuant to Section 2.3, and documentation evidencing payment thereof;

(b)	if applicable, a share certificate representing the Share Consideration issued in the name of Vendor pursuant to the terms hereof, and bearing the following legend:

“THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE CLOSING DATE].”

(c)	a certified copy of a resolution of the board of directors of the general partner of Purchaser authorizing the Transaction;

(d)	a certificate substantially in the form of Schedule B signed by a senior officer of the general partner of Purchaser;

(e)	the AMI Assignment, signed by Purchaser and Parent;

(f)	the Partnership Agreement Assignment, signed by Purchaser, PW Harrier and PW Crane;

(g)	the Allocation Agreement, signed by PW Harrier, PW Crane and Purchaser;

(h)	the Mutual Release, signed by PW Harrier and PW Crane;

(i)

fully executed drafts of the amending agreements between Parent and Parent’s bank credit facility lenders and senior noteholders, which have been redacted by counsel to Parent, evidencing that the Purchaser Lender Approval has been granted;

(j)	acknowledgment from the Acquisition Financers that the definitive documentation providing for the Purchaser Financing has been entered into; and

(k)	any and all other items which may be specifically required hereunder or as may be reasonably requested by Vendor pursuant to this Agreement.

ARTICLE 8

REPRESENTATIONS AND WARRANTIES

8.1	Vendor’s Representations

Vendor hereby represents and warrants to Purchaser that, subject in all instances to the Permitted Liens:

(a)

Organization. Vendor: (i) is a corporation, duly organized, validly existing and in good standing under the laws of New Brunswick; (ii) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted; and (iii) is duly qualified to do business, and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary.

(b)

Authority. Vendor has the requisite power and authority to enter into and deliver the Transaction Documents and to consummate the Transaction. The execution and delivery of the Transaction Documents and the consummation of the Transaction have been duly and validly authorized by all necessary action on the part of Vendor and no other proceedings on the part of Vendor are necessary to authorize the execution or delivery of this Agreement or the consummation of the Transaction.

(c)

Enforceability. This Agreement has been duly and validly executed and delivered by Vendor and the Related Documents and all other documents executed and delivered pursuant hereto will, when executed and delivered, be duly authorized, executed and delivered by Vendor and this Agreement does, and the Related Documents and such other documents will when executed and delivered (assuming that this Agreement constitutes a valid and binding obligation of Purchaser) constitute a valid and binding obligation of Vendor enforceable against Vendor in accordance with its terms, except as such enforceability may be subject to:

(i)	bankruptcy, insolvency, the relief of debtors, fraudulent preference, reorganization or other laws affecting creditors’ rights generally; and

(ii)	general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

(d)

No Conflicts. The execution and delivery of this Agreement does not, and the consummation of the Transaction (including the execution and delivery of the Related Documents) and compliance by Vendor with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under or result in the creation of any Lien (which is not a Permitted Lien) on any of the properties or the assets of Vendor under, any provision of:

(i)	its organizational or governing documents, if any;

(ii)	any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession or franchise, licence or other Contract applicable to it; or

(iii)	any Applicable Law applicable to it or its respective properties or assets.

(e)

Consents and Approvals. No consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Government Authority is required by or with respect to Vendor in connection with the execution and delivery of the Transaction Documents by Vendor or the consummation by Vendor of the Transaction, except for any such consent, approval, order, authorization, registration, declaration, filing or permit which the failure to obtain or make would not, individually or in the aggregate, materially and adversely impact the Partnership, taken as a whole.

(f)

Litigation. There is no litigation, proceeding or investigation pending or, to Vendor’s Knowledge, threatened against or affecting Vendor that questions the validity or enforceability of the Transaction Documents, or other document, instrument or agreement to be executed and delivered by Vendor in connection with the Transaction.

(g)

Brokers. No broker, finder, investment banker or other Person is or will be, in connection with the Transaction, entitled to any brokerage, finder’s or other fee or other similar forms of compensation in respect to the Transaction for which Purchaser or the Partnership will have any obligation or liability.

(h)

Title to Vendor’s Partnership Units. Vendor owns Vendor’s Partnership Units and will continue to own Vendor’s Partnership Units until Closing. Vendor is (and at Closing will be) the sole legal and beneficial owner of Vendor’s Partnership Units, free and clear of all Liens (other than Permitted Liens) other than:

(i)	rights created under the Partnership Documents;

(ii)	Liens for which a Lien Discharge will be delivered at Closing; or

(iii)	those that may arise by virtue of any actions taken by or on behalf of Purchaser or its Affiliates.

Upon Closing, Purchaser will acquire good and marketable title to Vendor’s Partnership Units free and clear of all Liens, other than Permitted Liens and those that may arise by virtue of any actions taken by or on behalf of Purchaser or its Affiliates.

(i)	Income Tax Act Residency. Vendor is not a non-resident of Canada for purposes of the Income Tax Act.

(j)

Contracts. Vendor has not entered into any contracts for the processing, compression, treatment, gathering, storage, transportation or sale of Petroleum Substances produced from the Lands or lands pooled or unitized therewith.

(k)

Compliance with Obligations. To Vendor’s Knowledge, there has been no material violation of or material default in any respect under, and no event has occurred that (with notice or the lapse of time or both) would constitute such a material violation of or material default under any Transaction Document.

(l)

Disclosure. To its Knowledge, Vendor has not intentionally withheld from Purchaser any document in its or any of its Affiliates possession which it is permitted to disclose, and which the failure to disclose would have a material and adverse effect on the value of the Partnership, Vendor’s Partnership Units or the Partnership Assets, individually or in the aggregate.

(m)	Share Consideration.

(i)	Vendor is an “accredited investor” within the meaning of National Instrument 45-106 – Prospectus Exemptions.

(ii)	Neither Vendor nor any Affiliate of Vendor hold, directly or indirectly, any Parent Shares.

8.2	Disclaimer

(a)

Vendor does not make any representation or warranty of any kind or nature, express or implied, at law or in equity except as expressly set forth in Section 8.1 and without limiting the generality of the foregoing, Vendor hereby expressly negates and disclaims, and shall not be liable for, any and all representations or warranties which may have been made or alleged to have been made in any other document or instrument or in any statement or information made or communicated to Purchaser or its Representatives in any manner, except for those expressly set forth in Section 8.1.

(b)	Purchaser acknowledges and confirms that except as expressly provided in this Agreement that:

(i)	the Partnership Assets are on an “as is-where is” basis without representation and warranty;

(ii)

it has made its own independent investigation, analysis, evaluation and inspection of the Partnership, the Partnership Assets, the Partnership Business and Vendor’s Partnership Units, including a review of the Partnership’s title to the Partnership Assets and the state and condition thereof and will have relied on its own investigation, analysis, evaluation and inspection as to its assessment of the condition, quantum and value of the Partnership Assets and the Partnership’s title thereto; and

(iii)

in agreeing to enter into and to consummate the Transaction, Purchaser has relied on its own inspections and evaluations of the Environmental Liabilities and the Liabilities and obligations assumed by Purchaser pursuant hereto and in determining the Purchase Price, Purchaser has taken into account Purchaser’s assumption of the Environmental Liabilities and the release of Vendor’s responsibility therefor.

(c)

Without limiting the generality of the foregoing and except to the extent expressly stated in Section 8.1, Vendor hereby expressly negates and disclaims, and shall not be liable for, any representations or warranties made or alleged to have been made to Purchaser or its Representatives with respect to any of the following matters:

(i)	the Partnership Assets or the Transaction;

(ii)	the value of the Partnership Assets or the revenues or cash flow therefrom;

(iii)	the environmental condition of any of the Partnership Assets or any Environmental Liability;

(iv)	the quality, condition, fitness, merchantability or sustainability of use for any purpose, of any Tangibles;

(v)	any data or information, including engineering or geological information or interpretations thereof or any economic evaluations in connection with the Partnership Assets or the Transaction;

(vi)	the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(vii)	title to the Partnership Assets; or

(viii)	any Liabilities or Claims related to the Partnership Assets.

(d)

Except for the representations and warranties in Section 8.1, Purchaser forever releases and discharges Vendor and Vendor’s Representatives from any Losses and Liabilities of Purchaser and its assigns and successors, as a result of the use or reliance upon advice, information and materials pertaining to the Partnership Assets or the Transaction delivered or made available to Purchaser or Purchaser’s Representatives by Vendor or any of Vendor’s Representatives prior to or under this Agreement, including, any evaluations, projections, reports and interpretive or non-factual materials prepared by or for Purchaser, or otherwise in its possession.

(e)

Purchaser acknowledges and agrees with Vendor that each of the representations and warranties of Vendor in this Agreement shall be qualified by, and Vendor will not be liable for, and Purchaser will not make or advance any Claim under this Agreement or in respect of the Transaction to the extent that:

(i)	the Claim is based on any fact, matter, event or circumstance that Purchaser’s Group had actual knowledge of prior to Closing;

(ii)	an adjustment therefor has been made, or is required to be made, in the Closing Statement or the Final Statement of Adjustments; or

(iii)

the Claim is as a result of, in respect of or arises from any act, omission, transaction, fact, matter or circumstance which would not have occurred but for any Applicable Laws not in force at the date of this Agreement or any change in any Applicable Laws or any administrative practice of any Government Authority which takes effect retrospectively.

(f)	Each Party acknowledges and agrees that:

(i)	it has negotiated this Agreement and the Related Documents with the other Parties, with whom it is at arm’s length;

(ii)

it has had the opportunity to retain and has retained where necessary, professional financial, technical, legal and other advisors to assist it in valuing Vendor’s Partnership Units, the Partnership Assets and with the Transaction; and

(iii)	it has relied on the basis of its expertise and independent valuations of Vendor’s Partnership Units, the Partnership Assets and with the Transaction.

8.3	Purchaser’s Representations

Purchaser hereby represents and warrants to Vendor that:

(a)

Organization. Purchaser: (i) is a limited partnership duly organized, validly existing and in good standing under the laws of Alberta; (ii) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted; and (iii) is duly qualified to do business, and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary.

(b)

Authority. Purchaser has the requisite power and authority to enter into and deliver the Transaction Documents and to consummate the Transaction. The execution and delivery of the Transaction Documents by Purchaser and the consummation of the Transaction have been duly and validly authorized by all necessary corporate or partnership action on the part of Purchaser, including approval by the board of directors of the partners of Purchaser, and no other corporate or partnership proceedings on the part of Purchaser are necessary to authorize the execution or delivery of the Transaction Documents or the consummation of the Transaction.

(c)

Enforceability: This Agreement has been duly and validly executed and delivered by Purchaser and the Related Documents and all other documents executed and delivered pursuant hereto will, when executed and delivered, be duly authorized, executed and delivered by Purchaser and this Agreement does, and the Related Documents and such other documents will when executed and delivered (assuming that this Agreement constitutes a valid and binding obligation of Vendor) constitute a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as such enforceability may be subject to:

(i)	bankruptcy, insolvency, the relief of debtors, fraudulent preference, reorganization or other laws affecting creditors’ rights generally; and

(ii)	general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

(d)

No Conflicts. The execution and delivery of this Agreement does not, and the consummation of the Transaction (including the execution and delivery of the Related Documents) and compliance by Purchaser with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien on any of the properties or assets of Purchaser under, any provision of:

(i)

the certificate of limited partnership or limited partnership agreement of Purchaser or the certificate or articles of incorporation or by-laws or other governing documents of Purchaser or the partners of Purchaser;

(ii)	any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, licence or other Contract applicable to Purchaser; or

(iii)	assuming the Purchaser Lender Approval is duly and timely obtained, any Applicable Law applicable to Purchaser or any of its properties or assets.

(e)

Consents and Approvals. Other than the Purchaser Lender Approval and the approval of the issuance of the Share Consideration by the TSX, no consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Government Authority is required by or with respect to Purchaser in connection with the execution and delivery of the Transaction Documents by Purchaser or the consummation by Purchaser of the Transaction.

(f)

Litigation. There is no litigation, proceeding or investigation pending or, to Purchaser’s Knowledge, threatened against or affecting Purchaser that questions the validity or enforceability of this Agreement, or any Related Documents to be executed and delivered by Purchaser in connection with the Transaction.

(g)

Brokers. No broker, finder, investment banker or other Person is or will be, in connection with the Transaction, entitled to any brokerage, finder’s fee, or other fee or other similar forms of compensation in respect of the transactions contemplated herein for which Vendor or the Partnership will have any obligation or liability.

(h)	Acting as Principal. Purchaser is acquiring Vendor’s Partnership Units as principal and, at Closing, will acquire on its own behalf all of Vendor’s Partnership Units.

(i)	Income Tax Act.

(i)	Purchaser is not a non-resident of Canada for purposes of the Income Tax Act or is a Canadian partnership as defined in subsection 102(1) of the Income Tax Act.

(ii)	Purchaser is not, and on the Closing Date will not be, described in any of paragraphs 100(1.1)(a) to (d) of the Income Tax Act.

(iii)

Purchaser does not have a present intention to transfer any of Vendor’s Partnership Units, directly or indirectly, to any entity described in any of paragraphs 100(1.1)(a) to (d) of the Income Tax Act or to undertake or effect any transaction whereby any entity described in any of paragraphs 100(1.1)(a) to (d) of the Income Tax Act would acquire an interest in the Partnership or whereby an interest in the Partnership held by such entity would be increased or altered.

(j)	Investment Canada Act. Purchaser is not a non-Canadian for the purposes of the Investment Canada Act.

(k)

Independent Investigation. Purchaser is an experienced and knowledgeable investor in the oil and gas business and the business of owning and operating oil, gas and mineral properties. In making the decision to enter into the Transaction Documents and to consummate the Transaction, Purchaser has relied on (i) the basis of its own independent valuation of the properties and (ii) the representations and warranties made by Vendor in Section 8.1 of this Agreement. Purchaser has been advised by and has relied solely on its own expertise and legal, land, tax, reservoir engineering and other professional counsel concerning the Transaction.

(l)	Share Consideration.

(i)

Parent is duly formed, validly existing and in good standing under the laws of the Province of Alberta and has all necessary power, authority and capacity to carry on its business as presently conducted.

(ii)	The consummation of the transactions contemplated by this Agreement that are applicable to Parent have been duly authorized by all necessary corporate action on the part of the Parent.

(iii)

The consummation of the transactions contemplated by this Agreement that are applicable to Parent will not result in any breach or be in conflict with or constitute a default under or create a state of facts that after notice or lapse of time or both would constitute a default under any term or provision of Parent’s constating documents, by-laws, or resolutions or the directors of Parent.

(iv)

Other than certain customary filings required under applicable securities laws and the approval of the TSX in connection with this Agreement, no consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Government Authority or other Third Party is required by or with respect to Parent in connection with the consummation of the transactions contemplated by this Agreement that are applicable to Parent.

(v)

The Parent Shares issuable hereunder have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and non-assessable.

(vi)

The issued and outstanding Parent Shares are listed and posted for trading on the TSX and the OTCQX market in the United States, to the knowledge of the Purchaser, the Parent is not in default of any material listing or filing requirements of the TSX or the OTCQX market.

(vii)

No order ceasing or suspending trading in the securities of Parent or prohibiting the sale of Parent Shares has been issued to Parent or its directors or officers since December 31, 2019 and, to the knowledge of Purchaser, no investigations or proceedings for such purposes are pending or threatened.

(viii)

Parent is and has been a reporting issuer in Alberta for the four months immediately preceding the date of this Agreement and, to the knowledge of Purchaser, Parent is not in default of any of the requirements of Applicable Canadian Securities Laws. Parent has a class of securities registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has filed all reports required to be filed by it under the Exchange Act in the last twelve month period.

(ix)

The audited consolidated financial statements and the related notes thereto of Parent and its consolidated Subsidiaries for the years ended December 31, 2020 and December 31, 2019 and the interim consolidated financial statements and the related notes thereto of Parent and its consolidated Subsidiaries for the three and six month periods ended June 30, 2021 (the “Financial Statements”) comply in all material respects with Applicable Canadian Securities Laws and present fairly the financial position of Parent and its Subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified, and have been prepared in conformity with Canadian generally accepted accounting principles in all material respects, in each case applied on a consistent basis throughout the periods covered thereby (except (A) as otherwise indicated in such financial statements and notes thereto, or, in the case of audited statements, in the related report of Parent’s independent auditors, as the case may be, or (B) in the case of unaudited interim statements, are subject to nominal period-end adjustments and may omit notes which are not required by applicable laws in the unaudited statements). Parent and its consolidated Subsidiaries do not have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments (x) incurred in the normal course of business, (y) which have been publicly disclosed by Parent or are contemplated by this Agreement, or (z) which would not or would not reasonably be expected to have a Material Adverse Change.

(x)

Between December 31, 2020 and the date hereof, except for the transactions contemplated by this Agreement, there has not been any material change (as such term is defined in the Securities Act (Alberta)) with respect to the Parent which has not been publicly disclosed on the date hereof.

(xi)

Except as publicly disclosed by Parent, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which Parent or any of its Subsidiaries is or may be a party or to which any property of Parent or any of its Subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to Parent or any of its Subsidiaries , would or would reasonably be expected to have a Material Adverse Change, and no such investigations, actions, suits or proceedings are threatened or, to the knowledge of Parent, contemplated by any Government Authority or by others.

(xii)

Parent has, in accordance with applicable laws, filed with securities regulatory authorities and any stock exchange or over-the-counter market on which any securities of Parent are listed (including the TSX), as applicable, true and complete copies (in all material respects) of all forms, reports, schedules, statements, material change reports, circulars, press releases, disclosures relating to options and other stock based incentive plans and all other documents required to be filed by it with securities regulatory authorities and any stock exchange or over-the-counter market on which any securities of Parent are listed (including the TSX) as applicable since December 31, 2019 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Parent Public Documents”). The Parent Public Documents (A) at the time filed did not; (B) as of the date hereof (taken as a whole after giving effect to all filings made prior to the date hereof), do not; and (C) as of the Closing Date (taken as a whole after giving effect to all filings made prior to the Closing Date) will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading except to the extent that such statements have been modified or superseded by a later-filed Parent Public Document. Parent has not filed any confidential material change report with any of the securities regulatory authorities, any stock exchange or over-the-counter market on which any securities of Parent are listed (including the TSX) or any other self-regulatory authority that remains confidential.

ARTICLE 9

INDEMNITIES

9.1	Vendor’s Indemnities of Purchaser’s Group

Subject to Sections 9.3 and 9.5, if Closing occurs Vendor shall:

(a)	be liable to Purchaser’s Group for; and

(b)	in addition, indemnify Purchaser’s Group from and against,

all Claims that may be brought against Purchaser’s Group or any of them and Losses and Liabilities that Purchaser’s Group or any of them suffer, sustain, pay or incur as a result of:

(c)	a breach of a representation or warranty made by Vendor in Section 8.1; and

(d)	a breach by Vendor of a covenant or agreement contained in this Agreement to be performed at or before Closing.

Provided, however, that Vendor shall not be liable to nor be required to indemnify Purchaser’s Group or any of them in respect of any Claims brought against Purchaser’s Group or any of them or Losses or Liabilities that Purchaser’s Group or any of them suffer, sustain, pay or incur which are caused by the gross negligence or wilful misconduct of Purchaser’s Group or any of them or are matters or things for which Vendor’s Group is entitled to indemnification under Section 9.2.

9.2	Purchaser’s Indemnities of Vendor’s Group

Subject to Section 9.5, if Closing occurs Purchaser shall:

(a)	be liable to Vendor’s Group for; and

(b)	in addition, indemnify Vendor’s Group from and against,

all Claims that may be brought against Vendor’s Group or any of them and Losses and Liabilities that Vendor’s Group or any of them suffer, sustain, pay or incur as a result of:

(c)	a breach of a representation or warranty made by Purchaser in Section 8.3; and

(d)	a breach by Purchaser of a covenant or agreement contained in this Agreement to be performed at or before Closing.

Provided, however, that Purchaser shall not be liable to nor be required to indemnify Vendor’s Group or any of them in respect of any Claims brought against Vendor’s Group or any of them or Losses or Liabilities that Vendor’s Group or any of them suffer, sustain, pay or incur which are caused by the gross negligence or wilful misconduct of Vendor’s Group or any of them or are matters or things for which Purchaser’s Group is entitled to indemnification under Section 9.1.

9.3	Environmental Liability

If Closing occurs, Purchaser shall:

(a)	be liable to Vendor’s Group for; and

(b)	in addition, indemnify Vendor’s Group from and against,

all Claims that may be brought against Vendor’s Group or any of them and Losses and Liabilities that Vendor’s Group or any of them suffer, sustain, pay or incur as a result of Environmental Liabilities and Environmental Claims (including the effects of, and the costs of complying with, any order, direction or Claim of a Government Authority), without limit and without regard to the negligence of Vendor’s Group or any of them, except to the extent such Claims or Losses or Liabilities are matters or things for which Purchaser’s Group is entitled to indemnification pursuant to Section 9.1 as a result of a breach of a representation or warranty made by Vendor in Section 8.1. Purchaser (for itself and the members of Purchaser’s Group) hereby waives, and acknowledges and agrees that it shall not exercise, any right or remedy against Vendor’s Group or any of them in respect to any such Environmental Liabilities and Environmental Claims that Purchaser’s Group or any of them may otherwise have under Applicable Law, equity, common law or otherwise including any right to name Vendor’s Group or any of them to any Claim commenced by Purchaser’s Group or any of them or in which Purchaser’s Group or any of them is a party.

9.4	Assumption

If Closing occurs, Purchaser shall:

(a)	assume, pay, discharge and be responsible and liable for all Losses and Liabilities; and

(b)

in addition, indemnify Vendor’s Group from and against all Losses and Liabilities suffered sustained, paid or incurred by Vendor’s Group or any of them and all Claims made against Vendor’s Group or any of them, which relate to, arise from or are associated with the Partnership, the Partnership Assets, the Operations or obligations or Liabilities of the Partnership, including all Liabilities and Claims arising from or related to the operation, maintenance, use or ownership of the Partnership Assets or any other operations or services conducted in connection therewith (excluding any Environmental Liabilities or Environmental Claims which are provided for in Section 9.3) and arise or accrue on or after the Closing Date, without limit and without regard to the negligence of Vendor’s Group or any of them, except to the extent any related Claims or Losses or Liabilities are matters or things which Purchaser is entitled to indemnification for under Section 9.1.

9.5	Limit on Responsibility

(a)

The indemnities provided in Sections 9.1 to 9.4 shall not apply to the extent that the relevant Losses, Liabilities or Claims in respect of the Person seeking indemnification are reimbursed by insurance held by such Person.

(b)

Vendor shall have no obligation to indemnify Purchaser’s Group in respect of any Loss, Liability or Claim suffered or incurred by Purchaser’s Group, to the extent accounted for in the adjustments in Article 3.

(c)	Vendor shall have no obligation to indemnify Purchaser’s Group with respect to matters of which Purchaser’s Group had actual knowledge of prior to the date hereof.

(d)

Vendor shall have no liability to Purchaser’s Group or any of them pursuant to Section 9.1 in respect of a single event, omission, fact or circumstance, unless and until the aggregate amount of all Losses, Liabilities and Claims in respect thereof exceeds the Indemnity Threshold, in which case Vendor shall be liable for the full amount thereof. The foregoing limitations shall not apply to any amounts owing pursuant to Article 3.

(e)

In no event shall the liability of Vendor to Purchaser’s Group or any of them pursuant to Section 9.1(a) exceed, in the aggregate, the Indemnity Cap. This limitation does not apply to the matters set forth in Article 3.

(f)	No Party shall have any liability for a breach of, and no Party may commence a Claim in respect of:

(i)	a representation and warranty in Section 8.1 or 8.3; or

(ii)	a breach of a covenant or agreement contained in this Agreement to be performed at or before Closing,

unless, within the applicable Survival Period, the first Party has given notice of a Claim specifying the breach in reasonable detail, the amount of the Claim and the provisions of this Agreement applicable to such Claim to the Party alleged to be in breach. Each Party (for itself and for the members of its Group) hereby waives any rights it may have at law or otherwise to commence a Claim or action for such or indemnification under this Article 9 in respect thereof after such Survival Period if it has not delivered a notice of such Claim prior to the expiry of such period.

9.6	Sole Remedy

(a)

Provided that Closing has occurred, the sole and exclusive remedy of a Party (and the members of its Group) in respect of all pre-Closing matters relating to this Agreement (including in respect of representations, warranties and covenants) other than:

(i)	Environmental Liabilities and Environmental Claims which are dealt with in Section 9.3; and

(ii)	Purchaser’s interest in the Partnership and the Partnership Assets from and after Adjustment Date which is dealt with in Section 9.4,

shall be for indemnification pursuant to Section 9.1 and Section 9.2, as the case may be, and in connection therewith, Vendor and Purchaser each (for itself and the members of its Group) hereby waives all other rights and remedies (whether now existing or hereafter arising and including all common law, tort, contractual, equitable and statutory rights and remedies) that it or the members of its Group may have against the other Party and the members of the other Party’s Group in connection with such pre-Closing matters.

(b)

The Parties acknowledge and agree that an obligation under this Agreement to provide notice of a Claim within the Survival Period and in a manner specified in this Agreement is intended by the Parties as a limitation of liability that represents a fair and equitable allocation of the risks and liabilities that each Party has agreed to assume in connection with the subject matter hereof and is not an agreement within the provisions of subsection 7(2) of the Limitations Act.

9.7	Consequential Losses

In no event shall a Party be liable for any Consequential Losses in respect of the covenants, agreements, representations, warranties and indemnities contained in this Agreement or in any certification, agreement or other document furnished pursuant to this Agreement suffered, sustained, paid or incurred by the other Party or its respective Related Parties.

9.8	Indemnity Procedure

If a Party or its Related Parties (the “Indemnity Claimant”) wish to claim indemnification from another Party (the “Indemnity Respondent”) pursuant to this Agreement, the following shall apply:

(a)

Promptly after acquiring knowledge of the subject matter of the Claim or the Losses or Liabilities in respect of which the claim for indemnification is to be made under this Agreement (an “Indemnified Matter”), the Indemnity Claimant shall provide notice thereof to the Indemnity Respondent, provided that, failure to give such notice will not limit or lessen the rights of the Indemnity Claimant under this Agreement except to the extent that the Indemnity Respondent is prejudiced in its contest or defence of the Indemnified Matter as a result of such failure. Such notice shall describe the nature of the Indemnified Matter in reasonable detail and indicate, if reasonably ascertainable, the Indemnity Claimant’s good faith estimate of the amount for which the Indemnity Respondent may be liable under this Agreement in respect of such Indemnified Matter.

(b)	If the Indemnified Matter relates to a Claim made or brought by a Third Party:

(i)

The Indemnity Respondent shall have the right to participate in or to elect to assume control of the defence or dispute of any such Claim. Any such participation in or assumption of the control of the defence or dispute of the Claim shall be at the Indemnity Respondent’s own expense and shall use counsel chosen by the Indemnity Respondent and in any event the Indemnity Respondent shall not have the right to settle a Claim or make any admissions in respect of a third-party Claim without the prior written consent of the Indemnity Claimant, not to be unreasonably withheld, conditioned or delayed. The Indemnity Claimant shall provide all reasonable assistance that the Indemnity Respondent may reasonably request in connection with such defence or dispute.

(ii)

The Indemnity Claimant shall have the right to participate in the defence or dispute of any such Indemnified Matter and, if representation of both the Indemnity Claimant and the Indemnity Respondent by the same counsel would be inappropriate due to conflicting interests of the two parties, including Claims that would be partially excluded from indemnification by the Indemnity Respondent by virtue of another provision of this Agreement, it shall have the right to use independent counsel. The Indemnity Respondent shall be liable for the costs of such additional counsel retained by the Indemnity Claimant, but only to the extent that such costs pertain to the defence or dispute of the Indemnified Matter.

(iii)

The Indemnity Claimant shall not settle or compromise, or propose to settle or compromise, any such Indemnified Matter without first obtaining the consent of the Indemnity Respondent, not to be unreasonably withheld, conditioned or delayed, provided that, such consent shall not be required if: (A) the Indemnity Respondent denies or disputes that the particular Claim constitutes an Indemnified Matter and refuses to take responsibility for the defence or dispute thereof as provided above; (B) the Indemnity Respondent fails to respond to any notice of the Indemnified Matter given by the Indemnity Claimant in accordance with Section 9.8(a) within 15 days after receipt thereof by the Indemnity Respondent; or (C) the Indemnity Respondent either refuses or fails to defend or dispute such Indemnified Matter after assuming responsibility for the defence or dispute thereof as provided above. In each such case, the Indemnity Claimant shall be entitled to defend, dispute, settle or compromise such a Claim by a Third Party in any manner it determines to be appropriate, acting reasonably and in good faith, subject to any limitations set forth in this Agreement.

(c)

If the Indemnified Matter relates to Losses or Liabilities directly suffered, sustained, paid or incurred by the Indemnity Claimant, the Indemnity Respondent shall respond to the Indemnity Claimant as to whether the Indemnity Respondent accepts liability for such Indemnified Matter within 30 days after receipt of the Indemnity Claimant’s notice given in accordance with Section 9.8(a), and:

(i)	if the Indemnity Respondent does not respond within such 30-day notice period, the Indemnity Respondent shall be deemed to have accepted its liability for such Indemnified Matter;

(ii)

if the Indemnity Respondent accepts its liability for such Indemnified Matter, the Indemnity Respondent shall discharge its obligation to defend, indemnify and save harmless the Indemnity Claimant within 30 days after the end of such notice period (or commence to discharge such obligation within 30 days after the end of such notice period and thereafter diligently continue to discharge such obligation if such obligation cannot reasonably be discharged in full during such 30-day period); and

(iii)	if:

(A)

within such 30-day period, the Indemnity Respondent disputes whether the particular Losses or Liabilities are the result of an Indemnified Matter or the amount of such Losses or Liabilities for which the Indemnity Respondent is liable; or

(B)	the Indemnity Respondent accepts or is deemed to have accepted liability for such Indemnified Matter, but fails to discharge such liability within the specified period,

then the Indemnity Claimant shall be free to seek to enforce its rights hereunder against the Indemnity Respondent in respect of such Indemnified Matter under this Agreement in any manner that it deems appropriate.

(d)	If the Indemnity Respondent has paid an amount in respect of an Indemnified Matter and accepted its liability for such Indemnified Matter pursuant to this Agreement, then:

(i)	the Indemnity Respondent will be subrogated to all and any Claims that the Indemnity Claimant may have relating thereto without any further action;

(ii)

the Indemnity Claimant, without limiting its rights against Indemnity Respondent under this Agreement, shall provide any reasonable assistance that the Indemnity Respondent may reasonably request in order to permit the Indemnity Respondent to pursue such Claims; and

(iii)

if the Indemnity Claimant is subsequently reimbursed by any Person or from any source other than the Indemnity Respondent in respect of the Indemnified Matter, the Indemnity Claimant shall promptly pay to the Indemnity Respondent any such amounts so received by it, up to the amount received from the Indemnity Respondent in respect of such Indemnified Matter.

9.9	Third-Party Beneficiaries

The provisions of this Article 9 shall survive the Closing and are intended to be for the benefit of and shall be enforceable by, each Indemnity Claimant and his or her heirs, executors, administrators and personal representatives and shall be binding on the Indemnity Respondent and its successors and assigns. The Indemnity Respondent will not in any proceeding to enforce the indemnity set forth in Article 9 by or on behalf of such Indemnity Claimant assert any defence thereto based on the absence of authority or consideration or privity of contract and irrevocably waives the benefit of any such defence.

ARTICLE 10

POST-CLOSING COVENANTS

10.1	Taxes

(a)	Purchaser shall pay all sales, use, transfer, real property transfer, recording, stock or unit transfer and other similar Taxes, if any, arising out of or in connection with the Transaction.

(b)

Purchaser shall, and shall cause the Partnership to, cooperate fully with Vendor and make available to Vendor, at Vendor’s sole cost and expense, in a timely manner such tax and financial documentation, correspondence, and other documentation and reports relating to the Partnership in respect of the Partnership (including the Books and Records which were either delivered to Purchaser at or following Closing or to which Vendor would otherwise have been entitled under the Partnership Agreement) as may reasonably be required by Vendor for the purposes of:

(i)

responding to an audit by a Third Party or Government Authority, prosecuting or defending a Claim, or for the purposes of preparing, filing or responding to an audit, assessment or re-assessment relating to Taxes; or

(ii)	preparing any Tax Returns of Vendor.

(c)

Purchaser shall not, and shall cause the Partnership and each other member of Purchaser’s Group to not, after Closing: (i) allocate any allocable items of the Partnership to Vendor for income tax purposes except in accordance with the Allocation Agreement; or (ii) change any Tax Returns, reporting or accounting practices of the Partnership if such change would result in an amount being allocated to Vendor for any taxation period of the Partnership ending after the Adjustment Date.

(d)

Purchaser shall not, and shall cause the Partnership and each other member of Purchaser’s Group to not, modify the Partnership in any way which could impact the Taxes or Tax Returns of Vendor, including any modifications that could result in an increase in the Tax liability of Vendor.

(e)	After Closing, Purchaser shall not, and shall cause the Partnership and each other member of Purchaser’s Group to not:

(i)

request an audit by any Taxation Authority that may result in an assessment for any Partnership taxation period ending on or before or that includes the Closing Date, except with the prior written consent of Vendor; or

(ii)

re-file or amend any Tax Return or information respecting any Partnership taxation period ending on or before or that includes the Closing Date, except with the prior consent of Vendor, which consent shall not be unreasonably withheld, provided that if such re-filing or amendment is required by Applicable Law the prior consent of Vendor is not required unless the re-filing or amendment of such Tax Return or information could reasonably be expected to impact the Taxes or Tax Returns of Vendor. In all cases, any Tax Returns or information respecting any Partnership taxation period ending on or before or that includes the Closing Date that Purchaser, the Partnership or any member of Purchaser’s Group proposes to re-file or amend shall be submitted in draft form to Vendor at least 25 Business Days before the date on which Purchaser, the Partnership or any member of Purchaser’s Group, as applicable, proposes to submit such refiling or amendment to the relevant Government Authority. Vendor shall have the right to request Purchaser, Partnership or any other member of Purchaser’s Group, as applicable, to make reasonable changes to any such Tax Return or information by communicating such changes in writing to Purchaser, Partnership or the member of Purchaser’s Group, as applicable, within 20 Business Days of receipt of the draft form, which request shall not be unreasonably refused by Purchaser, the Partnership or any member of Purchaser’s Group, as applicable.

(f)

Purchaser shall, and shall cause the Partnership to, inform Vendor of any written audit inquiries (i) in respect of, or relating to, the Taxes or Tax Returns of the Partnership for a taxation period ending on or before or that includes the Closing Date, or (ii) that could reasonably be expected to impact the Taxes or Tax Returns of Vendor and, in each case, allow Vendor to participate in responding to such inquiries.

(g)

If, at any time, Purchaser, the Partnership or any other member of Purchaser’s Group receives an assessment, a reassessment, an indication in writing that an assessment or reassessment is being considered or proposed or any other notice in writing (i) in respect of, or relating to, the Taxes or Tax Returns of the Partnership for a taxation period ending on or before or that includes the Closing Date, or (ii) that could reasonably be expected to impact the Taxes or Tax Returns of Vendor (the “Assessment”), Purchaser shall, or shall cause the Partnership or the applicable member of Purchaser’s Group, to deliver to Vendor within 15 days of receiving the Assessment, a copy of the Assessment. Vendor shall have the right, at its own expense and employing counsel of its own choice, to contest any Assessment. Except with the consent of Vendor, Purchaser shall not, and shall not permit the Partnership or any other member of Purchaser’s Group, to take any action or agree to any compromise or settlement of any Assessment.

(h)

The Parties acknowledge and agree that the terms and conditions of the Allocation Agreement are premised on the Closing being completed on or before December 31, 2021. If the Closing is not completed on or before December 31, 2021:

(i)

the Parties, PW Harrier and PW Crane shall, acting reasonably and having regard to the Adjustment Date of July 1, 2021, determine and agree upon a methodology for allocating the income, losses and deductions of the Partnership, any assistance or incentive payments received or receivable by the Partnership and any other expense, credit or other amount allocable for tax purposes in respect of: (i) the taxation period of the Partnership ending on December 31, 2021 and (ii) any other taxation period of the Partnership that ends on or before or that includes the Closing Date; and

(ii)	the Parties shall prepare a revised form of the Allocation Agreement and make such other amendments to this Agreement as required to reflect the agreement in paragraph (i) above and the Closing Date.

(i)	The covenants contained in this Section 10.1 shall survive Closing.

ARTICLE 11

DISPUTE RESOLUTION

11.1	Pre-Arbitration Negotiation

The Parties agree that at all times, both during and after the term of this Agreement, each of them will make bona fide efforts to resolve by amicable negotiations at the senior level of management, or by mediation, any dispute or difference arising out of or in connection with this Agreement.

11.2	Submission to Arbitration

If such dispute or difference arising out of or in connection with this Agreement, except related to any dispute pursuant to a breach of the covenants contained in Section 10.1 is not resolved within 21 Business Days after the initial meeting of the senior Representatives of the Parties pursuant to Section 11.1, or within such longer period of time as the Parties may expressly agree, then at any time after the expiry of such period of time, such dispute or difference shall be referred to and finally resolved by arbitration at the initiation of either Partner under the arbitration rules of the International Chamber of Commerce (the “ICC Rules”), except as such rules are modified or waived herein or otherwise unambiguously agreed in a subsequent writing. Nothing in this Article 11 shall restrict or prohibit a Party from delivering a notice of arbitration in order to protect its rights to contest any matter that is properly the subject of arbitration under this Agreement.

11.3	Arbitration Proceedings

Except as otherwise provided for hereunder, all disputes arising out of or in connection with this Agreement or in respect of any legal relationship associated with or derived from this Agreement (an “Arbitral Dispute”) shall be submitted to binding arbitration by three arbitrators (herein the “Tribunal” or the “Arbitrators”) in accordance with the following provisions of this Section 11.3:

(a)

The Party desiring to initiate arbitration (“Claimant”) in connection with any Arbitral Dispute shall be entitled to nominate one Arbitrator when serving the request for arbitration (“Request”) pursuant to the ICC Rules. The Request shall also include a statement of the material facts upon which such Party intends to rely and a statement of the relief or remedy sought.

(b)

The other Party (“Respondent”) shall be entitled to appoint one Arbitrator when serving the Response pursuant to the ICC Rules. The response to the request for arbitration (“Response”) shall also include a statement of the material facts upon which the other Party intends to rely and a statement of relief or remedy sought in any claim for set-off, cross-claim or counterclaim.

(c)	Within 10 days of the appointment of the second Arbitrator, the two Arbitrators shall together select a third Arbitrator who shall act as chair of the Tribunal (the “Tribunal Chair”).

(d)

Any Arbitrator to be selected by a Party shall be qualified by education or experience to adjudicate the matters in dispute. Any Tribunal Chair appointed by the other Arbitrators and any Arbitrator appointed by the International Chamber of Commerce shall also have qualifications and knowledge that are reasonably comparable to (or better than) the qualifications and knowledge of the Arbitrator(s) appointed by the Parties.

(e)	The Parties agree that no Arbitrator shall be disqualified solely by reason that:

(i)	the law or other professional firm in which the Arbitrator is a partner or other member has previously represented or advised one of the Parties in a matter unrelated to this Agreement; or

(ii)	the Arbitrator has personally represented or advised one of the Parties in a matter unrelated to this Agreement more than five years prior to the Arbitrator’s appointment.

(f)

The seat of the arbitration shall be London, England. The language to be used in the arbitration proceedings shall be English. Unless otherwise agreed or ordered, the place of all hearings shall be London, England.

(g)

The Parties hereby request that the Tribunal render its award and provide reasons for that award within 30 days following the conclusion of the hearing. Any such award may be filed in any court of competent jurisdiction and may be enforced by any Partner as a final judgment in such court.

(h)

It shall be a condition of the appointment of the Arbitrators that the Arbitrators shall maintain in strict confidence all documents, the transcripts of the proceedings and other materials and all information disclosed by or on behalf of the parties to the Arbitral Dispute and shall not use the same or allow the same to be used for any purpose other than such arbitration and, at the request of the Party that provided any documents or other printed materials, shall return all originals and any copies of such documents and printed· materials. The Arbitrators shall be responsible for ensuring that its officers, employees, representatives and consultants comply with the obligation of confidentiality herein.

(i)

The Parties irrevocably consent to the consolidation of arbitrations of disputes arising out of or in connection with this Agreement or in respect of any legal relationship associated with or derived from this Agreement. Such consent shall apply if any Party applies to the Tribunal, if formed, and if not, to the tribunal in the arbitration with which consolidation is sought, and contends that such disputes are substantially related and, in the interest of justice and efficiency, should be heard in one proceeding. In such event, each Party and its respective Affiliate in the other arbitration being consolidated shall be bound in respect of appointments and other arbitration process decisions already made by such Party or its Affiliate in the first commenced arbitration proceeding, and such Party and its Affiliate shall together act as one in exercising all unexercised rights to make appointments and other arbitration process decisions in the consolidated arbitration proceedings.

11.4	Injunctive Relief

Notwithstanding the other provisions of this Article 11, in respect of a matter requiring injunctive relief, order for specific performance or other similar equitable relief, or in respect of the enforcement of a judgment, directive or order of the arbitral tribunal, a Party may, instead of availing itself of the ICC Rules dealing with urgent interim relief, make application to the applicable court and any courts of appeal therefrom, following two Business Days’ notice (including a reasonably detailed description) to the other Party.

ARTICLE 12

GENERAL

12.1	Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the intent of this Agreement.

12.2	No Merger

The covenants, representations, warranties and indemnities contained in this Agreement shall be deemed to be restated in any and all assignments, conveyances, transfers and other documents conveying the interests of Vendor in and to Vendor’s Partnership Units to Purchaser, subject to any and all time and other limitations contained in this Agreement. There shall not be any merger of any covenant, representation, warranty or indemnity in such assignments, conveyances, transfers and other documents notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

12.3	Entire Agreement

The provisions contained in the Related Documents and any and all documents and agreements collateral hereto shall at all times be read subject to the provisions of this Agreement and, in the event of conflict, the provisions of this Agreement shall prevail. This Agreement supersedes all other agreements, documents, writings and verbal understandings among the Parties relating to the subject matter hereof and, with the Related Documents, expresses the entire agreement of the Parties with respect to the subject matter hereof.

12.4	Governing Law

This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and federal laws of Canada applicable therein and shall, in all respects, be treated as a contract made in the Province of Alberta. Subject to the other provisions of this Agreement which provide for resolution of disputes through arbitration or which allow for a Party to seek equitable relief, the Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of or in connection with this Agreement.

12.5	Assignment and Enurement

No Party may assign this Agreement without the prior written consent of the other Party, which consent may be unreasonably and arbitrarily withheld, and any attempted assignment, without such consent, shall be null and void. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

12.6	Severability

Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only as broad as is enforceable.

12.7	Time

Time shall be of the essence in this Agreement.

12.8	Notices

(a)	Any notice, communication or statement required, permitted or contemplated hereunder shall be in writing and shall be delivered as follows:

(i)

by delivery to a Party between 8:00 a.m. and 5:00 p.m. on a Business Day at the address of such Party for notices, in which case the notice shall be deemed to have been received by that Party when it is delivered;

(ii)

by e-mail to a Party to the e-mail address of such party 8:00 a.m. and 5:00 p.m. on a Business Day at the e-mail address of such Party for notices set out in this Section 12.8, in which case items delivered by e-mail shall be deemed to have been received by that Party on the date such e-mail is acknowledged (by any means permitted hereunder, including reply e-mail) by the recipient (not including by automated reply or read receipt); or

(iii)

except in the event of an actual or threatened postal strike or other labour disruption that may affect mail service, by first class registered postage prepaid mail to a Party at the address of such Party for notices, in which case the notice shall be deemed to have been received by that Party on the 5th Business Day at the address of such Party for notices following the date of mailing.

(b)	The addresses and email addresses for each of the Parties shall be as follows:

If to Vendor:

[Confidential contact information redacted]

With a copy to (which shall not constitute notice):

Osler, Hoskin & Harcourt LLP

[Confidential contact information redacted]

If to Purchaser:

PROP Energy 45 Limited Partnership

[Confidential contact information redacted]

(c)	A Party may change its address for service by notice to the other Parties, and such changed address for service thereafter shall be effective for all purposes of this Agreement.

12.9	Waiver

(a)

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by statute or otherwise conferred.

(b)

No waiver of any term or provision of this Agreement, including this Section 12.9, including by action, convention or oral agreement, will be binding unless executed in writing (i) by the Party to be bound thereby, and (ii) through such Party’s Representative who has the actual authority to bind such Party to this Agreement. No waiver of any term or provision of this Agreement will be deemed or will constitute a waiver of any other provision hereof (whether or not similar) nor will a waiver constitute a continuing waiver unless otherwise expressly provided.

12.10	Amendment

(a)

No variation, amendment, supplement, or modification of this Agreement, including by action, convention or oral agreement, will be binding unless executed in writing (i) by each of the Parties, and (ii) through a Representative of each of the Parties who has the actual authority to bind such Party to this Agreement.

(b)

Except as otherwise set out herein, no termination of this Agreement, including by action, convention or oral agreement, will be binding unless executed in writing (i) by each of the Parties, and (ii) through a Representative of each of the Parties who has the actual authority to bind such Party to this Agreement.

12.11	Confidentiality, Public Disclosures and Equity Financing

(a)

The Parties each acknowledge and agree that non-public information concerning the progress of the Transaction and information made available pursuant to Section 4.2 shall be Confidential Information and that this Section 12.11 shall apply to such Confidential Information.

(b)

During the Interim Period, each Party shall keep confidential and shall not use, except for the purposes of this Agreement or as otherwise permitted herein, all information obtained from the other Party concerning the Partnership, the other Party, the Transaction Documents and the Transaction (including the Confidential Information) and shall not release any such information without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(c)	If Closing occurs:

(i)

Purchaser and its Affiliates shall be entitled to use and release information (including Confidential Information) regarding the Partnership, the Partnership Business, the Partnership Assets and the Transaction, provided Purchaser and its Affiliates shall not name Vendor or its Related Parties or disclose any of Vendor’s Proprietary Information in any public announcement without the express written approval of Vendor, which approval shall not be unreasonably withheld, conditioned or delayed, except as required by Applicable Laws in accordance with Section 12.11(e)(i), which shall not require Vendor approval; and

(ii)

Vendor shall not use or release information (including Confidential Information) regarding the Partnership, the Partnership Business, the Partnership Assets or the Transaction, except as required by Applicable Laws in accordance with Section 12.11(e)(i).

(d)

Regardless of whether Closing occurs, a Party shall not use or release information obtained from the other Party concerning the other Party, except for the purposes of this Agreement or as required by Applicable Laws in accordance with Section 12.11(e)(i).

(e)	Nothing contained herein shall prevent a Party or its Affiliates at any time from furnishing information:

(i)

to any Government Authority or to the public if required, in the opinion of counsel to such disclosing Party, by Applicable Laws, or the rules or requirements of any stock exchange or over-the-counter market on which any securities of the Party or its Affiliate are listed (including the TSX), in which case, to the extent permitted by Applicable Laws, the Parties shall use commercially reasonable efforts to consult with each other and shall provide each other at least 24 hours’ advance notice of any disclosure to any Government Authority or of any public statement or other disclosure to the public which they propose to make;

(ii)

subject to the other provisions of this Agreement, on a confidential basis in connection with obtaining consents or the Purchaser Lender Approval and any other agreements and documents to which Vendor’s Partnership Units are subject; or

(iii)	in the case of Purchaser or its Affiliates, on a confidential basis to the Acquisition Financers in connection with the Purchaser Financing.

(f)

Notwithstanding anything else in this Agreement, Vendor acknowledges and agrees that Purchaser or its Affiliates shall be permitted to publicly announce the Transaction contemplated hereby in a news release promptly following the execution of this Agreement by the Parties and thereafter disclose the Transaction in such financial statements, management’s discussion and analysis, material change reports or other documents required to be disclosed by Purchaser or its Affiliates under Applicable Canadian Securities Laws (each a “Public Document”), provided that any such Public Document issued prior to Closing (or excerpt thereof containing disclosure regarding the Transaction) shall be provided to Vendor for its review and comment not later than 48 hours, prior to the intended issuance or public filing thereof, as applicable. Purchaser or its Affiliates shall, subject to ensuring that it will meet its respective disclosure obligations under Applicable Canadian Securities Laws, accept any reasonable comments received thereon from Vendor and Vendor hereby provides its consent and approval to such disclosure. Purchaser acknowledges and agrees that any statements related solely to Vendor or its Related Parties (but for clarity, not statements related to the Partnership, the Partnership Business, the Partnership Assets, the Transaction, the Purchaser Financing, the Equity Financing (as defined below) or other matters not solely related to Vendor or its Related Parties) contained in any such Public Document (whether issued prior to or after Closing) shall require the express written approval of Vendor which approval shall not be unreasonably withheld, conditioned or delayed, except as required by Applicable Laws in accordance with Section 12.11(e)(i), which shall not require Vendor approval.

(g)

Vendor acknowledges and consents to the public filing of a copy of this Agreement by Purchaser or its Affiliates on the System for Electronic Document Analysis and Retrieval (SEDAR) if required by Applicable Canadian Securities Laws, provided that, Vendor shall be provided with a reasonable opportunity to review and, acting reasonably, to request redactions of commercially sensitive information from the copy of any such agreement to be so filed. Purchaser shall use its commercially reasonable efforts to comply with any such reasonable requests by Vendor, subject in all instances to Applicable Canadian Securities Laws, the requirements of any securities regulator authority having jurisdiction, and the rules and requirements of any stock exchange or over-the-counter market on which any securities of Purchaser or its Affiliate are listed (including the TSX).

(h)	Neither Party shall be required to disclose any of its Proprietary Information to the other Party.

(i)

Vendor acknowledges and agrees that in addition to obtaining the Purchaser Financing from the Acquisition Financers, an Affiliate of Purchaser intends to finance part or all of the balance of the Cash Amount that is payable by Purchaser at Closing by conducting a public or private offering of equity or other securities during the Interim Period, including by way of short form prospectus or private placement (and on a bought deal or marketed best efforts basis) (the “Equity Financing”). Notwithstanding anything else contained in this Agreement or the other Transaction Documents to the contrary, Vendor agrees that Purchaser and its Affiliates shall be entitled to use, release and disclose such information (including Confidential Information) as is necessary regarding the Partnership, the Partnership Business, the Partnership Assets, the Transaction and the Transaction Documents in connection with the Equity Financing (including by way of disclosure made (i) in any prospectus or other public or private offering document or ancillary document, (ii) to any securities regulatory authority, stock exchange or other regulator, and (iii) to any underwriter or agent (and their advisors) retained by Purchaser or its Affiliates); provided however that neither Purchaser nor its Affiliates shall (i) name Vendor or its Related Parties, (ii) disclose any of Vendor’s Proprietary Information, or (iii) use or release information obtained from Vendor solely concerning Vendor or its Related Parties, in each case in any public announcement or publicly filed document, without the express written approval of Vendor, which approval shall not be unreasonably withheld, conditioned or delayed, except as required by Applicable Laws in accordance with Section 12.11(e)(i), which shall not require Vendor approval.

12.12	Non-Recourse and No Third-Party Beneficiaries

Except as set out in Section 9.9:

(a)

This Agreement may only be enforced against, and any Claims that arise out of this Agreement may only be made against, the Parties. No past, present or future Representative of either Party shall have any liability under this Agreement.

(b)

This Agreement is made for the sole benefit of the Parties and their respective successors and permitted assigns and, except as expressly provided herein, is not intended to benefit, or be enforceable by, anyone that is not a Party. The Parties expressly exclude any provision of any Applicable Law that would confer rights or benefits under this Agreement to a Person that is not a Party or otherwise permit any Person that is not a Party to enforce any provision of this Agreement.

(c)

Notwithstanding Section 12.12(b), the Parties’ respective successors or permitted assigns, as the case may be, shall be entitled to enforce this Agreement, and Purchaser’s and Vendor’s Related Parties shall be entitled to enforce the provisions of this Agreement which are expressly for their benefit, including Section 10.1 and 12.11(e) and Article 9.

12.13	Counterpart Execution

This Agreement may be executed and delivered by the Parties in counterparts (including by PDF or other electronic means) and all such counterparts shall together constitute one and the same agreement.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Partnership Interest Purchase and Sale Agreement to be executed by their duly authorized representatives, on the date first written above.

[CONFIDENTIAL INFORMATION REDACTED]		PROP ENERGY 45 LIMITED PARTNERSHIP, by its general partner PROP ENERGY 45 GP LTD.

Per:	(signed)	Per:	(signed)
	Name: Redacted Title: Redacted		Name: Redacted Title: Redacted

Per:	(signed)	Per:	(signed)
	Name: Redacted Title: Redacted		Name: Redacted Title: Redacted

This is the execution page to a Partnership Interest Purchase and Sale Agreement between

[CONFIDENTIAL INFORMATION REDACTED] and PROP Energy 45 Limited Partnership

Schedule A

FORM OF VENDOR’S OFFICER CERTIFICATE

VENDOR’S OFFICER CERTIFICATE

TO:	PROP Energy 45 Limited Partnership (“Purchaser”)

RE:	Partnership Interest Purchase and Sale Agreement dated November 2, 2021 (the ”Sale Agreement”) between [CONFIDENTIAL INFORMATION REDACTED] (“Vendor”) and Purchaser

The undersigned, [INSERT NAME], being the [INSERT TITLE] of Vendor, hereby certifies, for and on behalf of Vendor and not in his/her personal capacity and without personal liability, as follows:

1.	The undersigned is personally familiar, in his/her capacity as an officer of Vendor with the matters hereinafter certified.

2.	This Certificate is made and delivered pursuant to Sections 7.2(d) of the Sale Agreement.

3.	The definitions contained in the Sale Agreement are adopted in this Certificate and wherever used shall have the meanings ascribed to them in the Sale Agreement.

4.

Vendor’s representations and warranties set forth in Section 8.1 of the Sale Agreement are true and correct in all material respects (except for those representations and warranties which expressly relate only to an earlier date which representations and warranties shall be true in all material respects as of such earlier date) as of the date of this Certificate, in each case after giving effect to Section 5.5 of the Sale Agreement.

5.	All conditions precedent set forth in Sections 5.1 and 5.3 have been waived by Vendor or satisfied.

6.	All obligations and covenants of Vendor to be performed or complied with prior to or at Closing have been timely performed or complied with in all material respects.

DATED this      day of                     , 2021.

[CONFIDENTIAL INFORMATION REDACTED]

Per:
Name: ● Title: ●

Schedule B

FORM OF PURCHASER’S OFFICER CERTIFICATE

PURCHASER’S OFFICER CERTIFICATE

TO:	[CONFIDENTIAL INFORMATION REDACTED] (“Vendor”)

RE:	Partnership Interest Purchase and Sale Agreement dated November 2, 2021 (the ”Sale Agreement”) between Vendor and PROP Energy 45 Limited Partnership (“Purchaser”)

The undersigned, [INSERT NAME], being the [INSERT TITLE] of Purchaser, hereby certifies, for and on behalf of Purchaser, and not in his/her personal capacity and without personal liability, as follows:

1.	The undersigned is personally familiar, in his/her capacity as an officer of Purchaser, with the matters hereinafter certified.

2.	This Certificate is made and delivered pursuant to Section 7.3(c) of the Sale Agreement.

3.	The definitions contained in the Sale Agreement are adopted and in this Certificate wherever used shall have the meanings ascribed to them in the Sale Agreement.

4.

Purchaser’s representations and warranties set forth in Section 8.3 of the Sale Agreement are true and correct in all material respects (except for those representations and warranties which expressly relate only to an earlier date which representations and warranties shall be true in all material respects as of such earlier date) as of the date of this Certificate, in each case after giving effect to Section 5.5 of the Sale Agreement.)

5.	All conditions precedent set forth in Sections 5.1 and 5.2 have been waived by Purchaser or satisfied.

6.	All obligations and covenants of Purchaser to be performed or complied with prior to or at Closing have been timely performed or complied with in all material respects.

DATED this      day of                     , 2021.

PROP ENERGY 45 LIMITED PARTNERSHIP, by its general partner PROP ENERGY 45 GP LTD.

Per:
Name: ● Title: ●

Schedule C

FORM OF CANADIAN ACCREDITED INVESTOR CERTIFICATE

CANADIAN ACCREDITED INVESTOR CERTIFICATE

Vendor (or, as the case may be, the disclosed principal on behalf of whom Vendor is contracting for) is a resident of or otherwise subject to the securities legislation of any province of Canada and is an “accredited investor”, as such term is defined in National Instrument 45-106 or subsection 73.3 of the Securities Act (Ontario), because Vendor falls within one or more of the following categories (Please check one or more, as applicable):

Please check the appropriate box(es)

☐	(m)	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements, or

☐	(t)

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors.

All amounts are in Canadian dollars.

As used in this Schedule “A”, the following terms have the following meanings:

“director” means

(a)	a member of the board of directors of a company or an individual who performs similar functions for a company, and

(b)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

“entity” means a company, syndicate, partnership, trust or unincorporated organization;

“executive officer” means, for an issuer, an individual who is

(a)	a chair, vice-chair or president,

(b)	a vice-president in charge of a principal business unit, division or function including sales, finance or production, or

(c)	performing a policy-making function in respect of the issuer;

“financial assets” means

(a)	cash,

(b)	securities, or

(c)	a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

“person” includes

(a)	an individual,

(b)	a corporation,

(c)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(d)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

“voting security” means any security other than a debt security of an issuer carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

Dated: ______________________, 2021.

[CONFIDENTIAL INFORMATION REDACTED]

Per:
Name:
Title: